



Waste Connections, Inc.

2002 Annual Report







Stay the Course

SUBURBAN AND RURAL MARKETS IN HIGH DEMOGRAPHIC GROWTH AREAS



Waste Connections is an integrated solid waste services company formed in 1997. In pursuit of our mission to become the leading solid waste services company in the secondary markets, we are already a leading provider in 23 of our current 25 markets. Our management team has extensive experience in acquiring, integrating and operating solid waste services businesses in the Western, Midwestern and Southeastern United States. We now serve more than one million commercial, industrial and residential customers in 22 states.

As part of our strategy for growth, Waste Connections actively seeks out companies that want to take their businesses to the next level. We invite the entrepreneurs who have built them to connect with their future.

For some, this means advancing a career with greater responsibilities and rewards as part of a dynamic growing public company. For others, it represents a chance to unlock the capital required to move on to new opportunities, secure in the knowledge that their company remains part of a responsible community-minded organization.

Waste Connections places high value on a company's local name and goodwill. Our objective is not to radically change a company, but to enhance its operations and expand its customer base to achieve a new level of growth and success.

Stay the Course

	YEAR ENDED DECEMBER 31				
	1998	1999	2000	2001	2002
Revenues	99,624	184,225	304,355	377,533	498,661
Operating income	9,382	31,748	76,088	93,919	130,987
Total assets	176,659	617,958	810,104	979,353	1,261,882
Long-term debt	68,274	275,145	334,194	416,171	578,481
Stockholders' equity	66,837	218,521	334,208	379,805	451,712

($THOUSANDS)







LETTER TO SHAREHOLDERS

Each year, we try to choose a theme for our annual report that reflects our current thinking on our business and its future. This year's theme is *Stay the Course*. This theme embodies the basic strategy and discipline that has served the company and its shareholders so well over the last five years. The company has come a long way during that time and, from our perspective today, we see no practical barriers to repeating this performance over the next five years. While staying the course from a perspective of corporate strategy, we are asking our managers to focus in 2003 on what we call the three I's–Integrity; Injury and Accident Prevention; and Internal Development.

2002 was a difficult one for U.S. businesses in many ways: the collapse of Enron and other major corporations amidst accounting scandals, a soft economy and the threat of war in the Middle East to name a few. Through all of this, Waste Connections has continued to shine. In many ways 2002 was a watershed year as the company continued its evolution from an acquisition-oriented to an operations-oriented company.

CURRENT ENVIRONMENT

Our business has the advantage of being relatively stable. It flexes based on the economy and the seasons, but, underneath it all, there is a steady base of business. Our strategy has provided consistent results and steady growth, and should continue to do so. Our future success is based on continuing to do the things we have done well over the past five years, with the right people and the right resources.

Our perspective on the current corporate environment is that the pendulum has swung to an extreme with new laws and regulatory requirements inspired by a relatively few, but egregious, examples of corporate malfeasance. The silver lining of these developments is that it represents an opportunity for us to sharpen our focus and to take steps to improve our internal controls and our corporate governance procedures. It is important for all of us to recognize that these new laws and regulations do not come without some cost, particularly for smaller companies such as Waste Connections.

Congress cannot legislate honesty. We profoundly believe that having a management team with honesty and integrity is just as important, if not more so, than the enactment of new laws and regulations. This has always been a basic premise on which Waste Connections has operated, and we make a commitment to our shareholders to continue on that basis.



Ron J. Mittelstaedt
Chairman, President and
Chief Executive Officer

Steven F. Bouck
Executive Vice President and
Chief Financial Officer

MATURATION OF THE COMPANY

Our decision to transition from the NASDAQ to the New York Stock Exchange ("NYSE") is symbolic of the evolution of the company. Today, Waste Connections is an operating company that augments its organic growth with selected, strategic acquisitions. Of the analysts' consensus estimates, we believe that less than 5% of our 2003 earnings will be generated from acquisitions closed in 2003. This is a much different picture than early in the company's history, when the majority of the earnings were dependent on acquisitions closed during the year. In listing our shares on the NYSE, we join the three largest participants in our industry. Finally, we believe that the NYSE is a more prestigious trading market for a non-technology oriented company than the NASDAQ. In fact, of the 3,700 companies that currently trade on NASDAQ, less than 20% qualify for listing on the NYSE. We are honored to have been among them.

The challenges of 2002 provided more evidence of the caliber of the company's management at the operational level. As we have discussed in past annual reports, we have continued to invest in our management and systems infrastructure to build world-class operations. Throughout 2002 we managed our way through a difficult economic environment, rapidly rising insurance and benefit costs, and a labor dispute, and our earnings per share still managed to exceed the initial analyst consensus expectations by $.08 for the year. In addition, our free cash flow dramatically exceeded the original analyst consensus estimates of free cash flow and our own guidance.

Organizationally during 2002 we expanded from three regions to four, each with a distinct and complete region office and staff to serve the underlying divisions and districts. With this structure, we believe that we can bring the appropriate level of management focus to the individual operations to ensure we maintain control over the operations as we continue to grow. In addition to adding to the regional level management infrastructure, we continued to invest in our corporate team with the addition of two new senior level officers in 2002. Robert D. Evans joined us as Executive Vice President and General Counsel. Bob has over 30 years of corporate law experience and served as the Company's lead outside counsel while a partner at Shartsis, Friese and Ginsburg. Kenneth Rose joined us as Senior Vice President of Administration. Ken has over 25 years of corporate experience in dealing with risk management issues for the waste and transportation industries. In addition to Ken and Bob, the company has added many other talented managers at every level of the organization. We are very proud of the caliber of the team the company has been able to attract–individuals who are some of the finest managers in the industry.



Integration Strategy

Our Wichita, Kansas Transfer Station opened in late 2001 and was a critical part of the integration strategy that drove us to a 67% level of internalization in the third quarter of 2002.

ACCOMPLISHMENTS

Among the many achievements of 2002:

- Moved from the NASDAQ to the New York Stock Exchange
- Created a fourth region and rounded out our management infrastructure
- Raised $175 million of new, low-interest convertible debt
- Met or exceeded analyst consensus expectations in all four quarters
- Completed acquisitions with almost $110 million of annualized revenue, including four major transactions
- Grew our employee base to over 4,000
- Achieved industry-leading EBITDA, EBIT and Free Cash Flow margins for the third consecutive year.

We would like our stockholders to consider another accomplishment that we are quite proud of. Waste Connections went public in May of 1998. Of all the Initial Public Offerings in 1998 that were priced above $10, Waste Connections' stock is the third best performer through the four years ending 2002. As we go forward in 2003, we ask ourselves how we can continue this type of performance. As the company has grown and matured, so has our free cash flow, defined using GAAP measures as Cash from Operations less Capital Expenditures and Distributions to Minority Shareholders. This represents our free cash flow, after tax and changes in working capital that can be used for acquisitions, repayment of debt or share repurchases. Using our current business model of acquiring companies with $60 million of annualized revenue, we believe that our external growth at this level should be almost entirely self-financed by late in 2004. Our convertible offering in the spring was a strategic financing in that it allowed us to achieve this objective without further external financing. To the extent that we over-perform on the acquisition front and require additional financing, our shareholders should experience additional benefit.



NYSE

In 2002 Waste Connections, Inc.
debuted on the New York Stock Exchange.

THE THREE I'S

INTERNAL DEVELOPMENT
INJURY AND ACCIDENT PREVENTION
INTEGRITY

We mentioned earlier that this year we are asking our managers to focus on the three "I"s. Here's what we mean:

- Internal Development refers to internally-driven growth. This is clearly the most profitable and the highest return on capital path of growth for the company. While our industry overall is a slow growth industry, we have focused our business geographically on faster growing regions of the country. We have also created incentives for our managers to capture profitable market share. This is not done through focusing on price but rather on bidding new contracts and working with communities and municipalities on privatization initiatives. It is also done through increasing the amount of internalization of waste to our own landfills; we have a number of projects in process to improve overall internalization levels of the company.

- Injury and Accident Prevention refers to something broader. We have always strived to have a safe working environment for our employees. During 2002, to manage our insurance costs in response to significant changes in the market, we became predominantly self-insured. This creates huge incentives for our managers to maintain a safe work environment and to focus on other areas of risk management such as auto and general liability claims. The company generally, and our managers individually, have a tremendous opportunity to contain rapidly escalating insurance costs. Containing these spiraling costs will make a significant difference for Waste Connections in 2003 and beyond.

- Integrity. This is imperative throughout the organization, not only in the financial and accounting arena but also in compliance with laws governing our employees, anti-trust and competitive practices. It also applies to our environmental track record as we work with regulators in a large number of states. We remain committed to this value and continuously strive to have the systems in place to ensure that we preserve our integrity. An example of our efforts in this area is the significant expansion of our internal audit department throughout the course of 2002.



Automated Collection

As piloted in our Vancouver, Washington location in 2002, automated collection is a key component to improving productivity, reducing risk management costs and improving overall returns. In 2003, we will complete the automation of the City of Vancouver, Washington.

2003 OUTLOOK

Going into 2003, we see both positives and negatives. We feel confident that our continued commitment to managing the company with honesty and integrity will serve to keep our margins stable overall. EBITDA margins declined in 2002 relative to 2001. There were many factors that influenced the performance of the company during the year. We have discussed widely with the investment community the rapidly increasing insurance costs and the generally soft economy that affected our business. Acquisitions of companies that had EBITDA margins lower than the overall corporate average were also another factor. We still maintain the highest EBITDA margins in the industry; there are few operations that are as well optimized and carry the same type of margins as our company did in 2001. In addition, some of our acquisitions have performed slightly under our initial expectations. The good news on this front is that as of today, we see these operations moving rapidly to be on track or exceeding our initial expectations. Improved internalization throughout the company has helped to offset these drags on the overall margins. As a result, in 2003, the company should again continue to lead the industry in nearly every measurable financial metric.

CONCLUSION

Our commitment to our stockholders is to stay the course. We have had opportunities to look at moving into other related businesses, expanding into other geographies or combining with other public companies. None of these has made sense in our opinion. We have also looked at alternate uses of cash but again, in our analysis, this has not maximized the return to the shareholders. It is the strategy we have used over the past five years that continues to provide the best overall return to our shareholders. Our expectation from our managers is Integrity, Injury Prevention and Internal Development – the three I's. Our hope and desire is for a year as filled with accomplishments as 2002.



Ron J. Mittelstaedt

CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER



Steven F. Bouck

EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

INDEX TO FINANCIAL INFORMATION

5 year selected 12

MD&A 13

Consolidated Balance Sheets 29

Consolidated Statements of Income 30

Consolidated Statements of Equity 31

Consolidated Statements of Cash Flows 32

Notes to Consolidated Financial Statements 34

Report of Independent Auditors 60

Corporate Information 61

	YEARS ENDED DECEMBER 31,				
	1998	1999	2000	2001	2002
STATEMENT OF OPERATIONS DATA					
Revenues	$ 99,624	$ 184,225	$ 304,355	$ 377,533	$ 498,661
Operating expenses:					
Cost of operations	71,635	112,686	174,510	210,590	281,331
Selling, general and administrative	10,599	16,019	25,579	32,007	47,366
Depreciation and amortization	8,008	14,769	27,195	36,138	38,977
Loss on disposal of operations	–	–	833	4,879	–
Acquisition-related expenses	–	9,003	150	–	–
Income from operations	9,382	31,748	76,088	93,919	130,987
Interest expense	(3,458)	(11,531)	(28,705)	(30,045)	(32,228)
Other income (expense), net	(881)	(66)	116	(6,196)	(813)
Income before income tax provision and minority interests	5,043	20,151	47,499	57,678	97,946
Minority interests	–	–	–	(7,338)	(9,367)
Income before income tax provision	5,043	20,151	47,499	50,340	88,579
Income tax provision	(2,776)	(10,924)	(19,310)	(19,812)	(33,113)
Net income	$ 2,267	$ 9,227	$ 28,189	$ 30,528	$ 55,466
Redeemable convertible preferred stock accretion	(917)	–	–	–	–
Net income applicable to common stockholders	$ 1,350	$ 9,227	$ 28,189	$ 30,528	$ 55,466
Basic income per common share:	$ 0.13	$ 0.49	$ 1.21	$ 1.13	$ 2.00
Diluted income per common share:	$ 0.11	$ 0.46	$ 1.17	$ 1.10	$ 1.90
Shares used in calculating basic income per share	10,412,868	18,655,801	23,301,358	27,069,685	27,750,642
Shares used in calculating diluted income per share	12,323,990	19,929,539	23,994,994	27,675,639	32,325,624

	DECEMBER 31,				
	1998	1999	2000	2001	2002
BALANCE SHEET DATA					
Cash and equivalents	$ 3,351	$ 2,393	$ 2,461	$ 7,279	$ 4,067
Working capital (deficit)	(14,167)	(10,149)	(10,398)	(4,825)	(23,048)
Property and equipment, net	51,422	335,260	384,237	465,806	578,040
Total assets	176,659	617,958	810,104	979,353	1,261,882
Long-term debt	68,274	275,145	334,194	416,171	578,481
Total stockholders' equity	66,837	218,521	334,208	379,805	451,712

The following discussion should be read in conjunction with the "Selected Financial and Operating Data," our Consolidated Financial Statements and the notes thereto included elsewhere herein.

OVERVIEW

Waste Connections, Inc. is an integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in mostly secondary markets in the Western, Midwestern and Southeastern U.S. As of December 31, 2002, we served more than one million commercial, industrial and residential customers in Alabama, California, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, New Mexico, Minnesota, Mississippi, Montana, Nebraska, Ohio, Oklahoma, Oregon, South Dakota, Tennessee, Texas, Utah, Washington, and Wyoming. As of that date, we owned 90 collection operations and operated or owned 29 transfer stations, 29 Subtitle D landfills, one construction and demolition landfill and 18 recycling facilities. We also own one Subtitle D landfill site which is permitted for operation, but not constructed as of December 31, 2002.

We generally intend to pursue an acquisition-based growth strategy and as of December 31, 2002 have acquired 151 businesses since our inception in September 1997. Excluding debt and other long-term liabilities assumed totaling $73.5 million, the aggregate consideration for acquisitions occurring in 2002, using the purchase method of accounting, was approximately $169.4 million. From inception through December 31, 2002, the results of operations of these acquired businesses have been included in our financial statements only from the respective dates of acquisition, except for 14 acquisitions accounted for under the poolings-of-interests method of accounting, which are included for all periods presented. We anticipate that a substantial part of our future growth will come from acquiring additional solid waste collection, transfer and disposal businesses and, therefore, we expect additional acquisitions could continue to affect period-to-period comparisons of our operating results.

CRITICAL ACCOUNTING POLICIES

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Self-insurance liabilities. During 2002, we increased our scope of self-insurance, becoming primarily self-insured for automobile liability, general liability and workers' compensation claims. Previously, we were primarily self-insured only for automobile collision and employee group health claims. Our self-insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by our management and by our third-party claims administrator. The self-insurance accruals are influenced by our past claims experience factors, which have a limited history, and by published industry development factors. If we experience insurance claims or costs above or below our historically evaluated levels, our estimates could be materially affected. The frequency and amount of claims or incidents could vary significantly over a period of time, which could materially affect our self-insurance liabilities. Additionally, the actual costs to settle the self-insurance liabilities could materially differ from the original estimates.

Accounting for landfills. The discussion below details our accounting policies for landfills through December 31, 2002. As of January 1, 2003, our practice will change upon our adoption of SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). Our adoption of SFAS No. 143 will result in a significant change to our accounting policies for landfill closure and post-closure obligations. See discussion below under "New Accounting Pronouncements" for additional information and an analysis of the estimated impact the adoption of SFAS No. 143 will have on our balance sheet and results of operations for the year ended December 31, 2003.

We amortize certain costs at our landfills using a units-of-production method as permitted airspace of the landfill is consumed. Landfill closure and post-closure costs are recorded at net present value and accreted to reflect the passage of time. The accounting methods discussed below require us to make certain estimates and assumptions. Changes to these estimates and assumptions could have a material effect on our financial position and results of operations. Any changes to our estimates are applied prospectively.

Landfill development costs. Landfill development costs include the costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells and leachate collection systems. We estimate the total costs associated with developing each landfill site to its final capacity. Total landfill costs include the development costs associated with "deemed" permitted airspace. Deemed permitted airspace is addressed below. Landfill development costs are dependent upon future events and thus actual costs could vary significantly from our

estimates. Material differences between estimated and actual development costs may affect our cash flows by increasing our capital expenditures and thus affect our results of operations by increasing our landfill depletion expense.

Closure and post-closure obligations. We reserve for estimated closure and post-closure maintenance obligations at the landfills we own and certain landfills that we operate, but do not own. We could have additional material financial obligations relating to closure and post-closure costs of the other disposal facilities that we currently own or operate and that we may own or operate in the future. We calculate the net present value of the closure and post closure commitment assuming an inflation rate of 3% and a discount rate of 7.5%. We accrete discounted amounts previously recorded to reflect the passage of time. Our adoption of SFAS 143, Accounting for Asset Retirement Obligations ("SFAS No. 143") on January 1, 2003 will result in a significant change to our accounting policies for landfill closure and post-closure obligations. For example, our discount rate will be increased to 8.5% as of January 1, 2003. Refer to "New Accounting Pronouncements" below for an analysis of the estimated impact the adoption of SFAS No. 143 will have on our balance sheet and results of operations for the year ended December 31, 2003. Significant reductions in our estimates of the remaining lives of our landfills or significant increases in our estimates of the landfill closure and post-closure maintenance costs could have a material adverse effect on our financial condition and results of operations.

Disposal capacity. Our internal and third-party engineers perform surveys at least annually to estimate the disposal capacity at our landfills. Our landfill depletion rates are based on the remaining disposal capacity, considering both permitted and deemed permitted airspace, at our landfills. Deemed permitted airspace consists of additional disposal capacity being pursued through means of an expansion. Deemed permitted airspace that meets certain internal criteria is included in our estimate of total landfill airspace. Our internal criteria to determine when deemed permitted airspace may be included as disposal capacity is as follows:

1. The land where the expansion is being sought is contiguous to the current disposal site, and is either owned by us or we have a purchase option;
2. Total development costs and closure/post-closure costs have been determined;
3. Internal personnel have performed a financial analysis of the proposed expansion site and have determined that it has a positive financial and operational impact;
4. Internal or external personnel are actively working to obtain the necessary approvals to obtain the landfill expansion permit;
5. Obtaining the expansion is considered probable. For a pursued expansion to be considered probable, there must be no significant known technical, legal, community, business, or political restrictions or similar issues existing that could impair the success of the expansion; and
6. The land where the expansion is being sought has the proper zoning.

We may be unsuccessful in obtaining permits for disposal capacity that has been deemed permitted. If we are unsuccessful in obtaining permits for deemed permitted disposal capacity, we will charge the previously capitalized development costs to expense. This will adversely affect our operating results and cash flows and could result in greater landfill depletion expense being recognized on a prospective basis.

We periodically evaluate our landfill sites for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of our landfills. Future events could cause us to conclude that impairment indicators exist and that our landfill carrying costs are impaired. Any resulting impairment loss could have a material adverse effect on our financial condition and results of operations.

Impairment of intangible assets. We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions, anticipated cash flows and operational performance of our acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill or other intangibles associated with our acquired businesses are impaired. Any resulting impairment loss could reduce our net worth and have a material adverse effect on our financial condition and results of operations. Additionally, our credit agreement contains a covenant requiring us to maintain a minimum funded debt to capitalization ratio, and net worth is one of the components of capitalization. A reduction in net worth, therefore, if substantial, could limit the amount that we can borrow under our credit agreement and any failure to comply with the agreement could result in an event of default under the credit agreement. As of December 31, 2002, goodwill and intangible assets represented 46.2% of our total assets.

Allocation of acquisition purchase price. We allocate acquisition purchase prices to identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill.

We deem the total remaining permitted and deemed permitted airspace of an acquired landfill to be a tangible asset. Therefore, for acquired landfills, we initially allocate the purchase price to identified intangible and tangible assets acquired, excluding landfill airspace, and liabilities assumed based on their estimated fair values at the date of acquisition. Any residual amount is allocated to landfill airspace.

We often consummate single acquisitions that include a combination of collection operations and landfills. For each separately identified collection operation and landfill acquired in a single acquisition, we perform an initial allocation of total purchase price to the identified collection operations and landfills based on their relative fair values. Following this initial allocation of total purchase price to the identified collection operations and landfills, we further allocate the identified intangible assets and tangible assets acquired and liabilities assumed for each collection operation and landfill based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to either goodwill or landfill site costs, as discussed above.

We accrue the payment of contingent purchase price if the events surrounding the contingency are deemed probable. Contingent purchase price related to landfills is allocated to landfill site costs and contingent purchase price for acquisitions other than landfills is allocated to goodwill.

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers deteriorated, impairing their ability to make payments, additional allowances may be required. In addition, if certain customer and billing information is not properly integrated from acquisitions that we close, additional allowances may be required.

GENERAL

Our revenues consist mainly of fees we charge customers for solid waste collection, transfer, disposal and recycling services. Our collection business also generates revenues from the sale of recyclable commodities, which have significant variability. A large part of our collection revenues comes from providing commercial, industrial and residential services. We frequently perform these services under service agreements or franchise agreements with counties or municipal contracts. Our existing franchise agreements and all of our existing municipal contracts give us the exclusive right to provide specified waste services in the specified territory during the contract term. These exclusive arrangements are awarded, at least initially, on a competitive bid basis and subsequently on a bid or negotiated basis. We also provide residential collection services on a subscription basis with individual households. Approximately 50% of our revenues for the year ended December 31, 2002 were derived from market areas where services are provided predominantly under exclusive franchise agreements, long-term municipal contracts and governmental certificates. Governmental certificates grant us perpetual and exclusive collection rights in the covered areas. Contracts with counties and municipalities and governmental certificates provide relatively consistent cash flow during the terms of the contracts. Because we bill most residential customers quarterly, subscription agreements also provide a stable source of revenues for us. Our collection business also generates revenues from the sale of recyclable commodities. The table below shows for the periods indicated the percentage of our total reported revenues attributable to services provided, prior to intercompany eliminations.

	YEAR ENDED DECEMBER 31,		
	2000	2001	2002
Collection	70.8 %	67.9%	65.9%
Landfill	13.4	18.7	18.5
Transfer and processing	9.3	9.6	12.1
Recycling	6.0	3.4	3.3
Other	0.5	0.4	0.2
	100.0 %	100.0 %	100.0 %



We charge transfer station and landfill customers a tipping fee on a per ton basis for disposing of their solid waste at the transfer stations and the landfill facilities we own and operate. Many of our transfer and landfill customers have entered into one to ten year disposal contracts with us, most of which provide for annual indexed price increases.

We typically determine the prices for our solid waste services by the collection frequency and level of service, route density, volume, weight and type of waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing, and prices charged by competitors for similar services. The terms of our contracts sometimes limit our ability to pass on price increases. Long-term solid waste collection contracts often contain a formula, generally based on a published price index that automatically adjusts fees to cover increases in some, but not all, operating costs.

We derive a substantial portion of our revenues from services provided under exclusive municipal contracts and franchise agreements. No single contract or customer accounted for more than 5% of our revenues for the years ended December 31, 2000, 2001 and 2002.

Costs of operations include labor, fuel, equipment maintenance and tipping fees paid to third-party disposal facilities, worker's compensation and vehicle insurance and claims expense, the cost of materials we purchase for recycling, third-party transportation expense, district and state taxes and host community fees and royalties. In 2002, we increased our scope of self-insurance, becoming primarily self-insured for general liability, workers' compensation and automobile liability. Previously, we were primarily self-insured only for automobile collision and employee group health claims. The frequency and amount of claims or incidents for the areas in which we are primarily self-insured could vary significantly from quarter to quarter and/or year to year, resulting in increased volatility of our cost of operations. As of December 31, 2002, we owned and/or operated 29 transfer stations, which reduce our costs by allowing us to use collection personnel and equipment more efficiently and by consolidating waste to reduce transportation costs to remote sites and gain more favorable disposal rates that may be available for larger quantities of waste.

Selling, general and administrative ("SG&A") expenses include management, clerical and administrative compensation, overhead costs associated with our marketing and sales force, professional services and community relations expense.

Depreciation expense includes depreciation of fixed assets over their estimated useful lives using the straight-line method. Prior to January 1, 2002, amortization expense included the amortization of goodwill (for businesses acquired prior to June 30, 2001) and other intangible assets using the straight-line method. As discussed more fully below, beginning January 1, 2002, goodwill and indefinite-lived intangible assets are no longer amortized.

We capitalize some third-party expenditures related to pending acquisitions or development projects, such as legal, engineering and interest expenses. We expense indirect acquisition costs, such as executive and corporate overhead, public relations and other corporate services, as we incur them. We charge against net income any unamortized capitalized expenditures and advances (net of any portion that we believe we may recover, through sale or otherwise) that relate to any operation that is permanently shut down and any pending acquisition or landfill development project that we believe will not be completed. We routinely evaluate all capitalized costs, and expense those related to projects that we believe are not likely to succeed. At December 31, 2002, we had $0.4 million of capitalized interest related to landfill development projects and $0.1 million in capitalized expenditures relating to pending acquisitions.

We continually evaluate the value and future benefits of our intangible assets, including goodwill. We assess the recoverability from future operations using cash flows and income from operations of the related acquired businesses as measures. Under this approach, the carrying value is reduced if it becomes probable that our best estimate for expected future cash flows of the related business would be less than the carrying amount of the intangible assets. As of December 31, 2002, there have been no adjustments to the carrying amounts of intangibles resulting from these evaluations. As of December 31, 2002, goodwill and other intangible assets represented approximately 46.2% of total assets and 128.9% of stockholders' equity.

Goodwill represents the excess of the purchase price over the fair value of the net assets of the acquired entities. In allocating the purchase price of an acquired company among its assets, we first assign value to the tangible assets, followed by intangible assets, including covenants not to compete and certain contracts. We determine the value of the other intangible assets by considering, among other things, the present value of the cash flows associated with those assets.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS Nos. 141 and 142

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets" (collectively, the "Statements"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets, including those meeting new recognition criteria under the Statements, continue to be amortized over their estimated useful lives.

We fully adopted the new rules on accounting for goodwill and other intangible assets beginning on January 1, 2002. We test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In 2002, we performed the first of the required impairment tests of goodwill and indefinite-lived intangible assets based on the carrying values as of January 1, 2002 and September 30, 2002. Between September 30, 2002 and December 31, 2002, no events or changes in circumstances occurred that indicated the potential existence of goodwill or indefinite-lived intangible asset impairment. As a result of performing the tests for potential impairment, we determined that no impairment existed as of January 1, 2002 or December 31, 2002 and therefore, it was not necessary to write down any of our goodwill or indefinite-lived intangible assets. We will continue to perform the potential impairment tests on an annual basis during the fourth quarter of our fiscal year.

Net income for the years ended December 31, 2000 and 2001, adjusted for the nonamortization provisions of SFAS No. 142, was $33.1 million and $37.4 million, respectively. Basic shares outstanding were 23,301,358 and 27,069,685, respectively, for the years ended December 31, 2000 and 2001. Diluted shares outstanding were 23,994,994 and 27,675,639, respectively, for the years ended December 31, 2000 and 2001.

SFAS No. 143

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"), which outlines standards for accounting for obligations associated with the retirement of long-lived assets. SFAS No. 143 is effective beginning January 1, 2003 and will impact the accounting for landfill retirement obligations, which we have historically referred to as closure and post-closure obligations. The adoption of SFAS No. 143 will have no impact on our cash requirements.

Accrued closure and post-closure costs represent an estimate of the current value of the future obligation associated with closure and post-closure monitoring of non-hazardous solid waste landfills we currently own and/or operate. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Accruals for closure and post-closure monitoring and maintenance requirements in the U.S. consider site inspection, groundwater monitoring, leachate management, methane gas control and recovery, and operating and maintenance costs to be incurred during the period after the facility closes. Certain of these environmental costs, principally capping and methane gas control costs, are also incurred during the operating life of the site in accordance with the landfill operation requirements of Subtitle D and the air emissions standards. Site specific closure and post-closure engineering cost estimates are prepared annually for landfills owned and/or operated by us for which we are responsible for closure and post-closure.

Under our historical accounting practice, landfill closure and post-closure obligations are calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure using an inflation rate of 3% and discounting the inflated total to its present value using a 7.5% discount rate. The resulting obligation is recorded as a long-term liability with a corresponding increase to landfill site costs. Interest is accreted on the recorded liability using the corresponding discount rate and recorded as a component of interest expense. The amount recorded to site costs is charged to depletion expense on a units-of-consumption basis as landfill airspace is consumed. The impact of changes determined to be changes in estimates, based on the annual update, are accounted for on a prospective basis. Final capping costs are generally included in the estimate of the total costs associated with developing each landfill site to its final capacity and depleted on a units-of-production basis under our current accounting method as landfill airspace is consumed. Final capping costs have generally not been included in the calculation of closure and post-closure liabilities under our current accounting method.

We believe the adoption of SFAS No. 143 will impact the calculation of landfill retirement obligations, and the classification of amounts recorded in the financial statements as follows:

- Landfill closure and post-closure liabilities will continue to be calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure using an inflation rate of 3% and discounting the inflated total to its present value using an 8.5% discount rate. The 8.5% discount rate is higher than the 7.5% historically used because SFAS No. 143 requires the use of a credit-adjusted risk-free rate. The resulting closure and post-closure obligation will be recorded on the balance sheet as the landfill's total airspace is consumed. Discounting the obligation with a higher discount rate and recording the liability as airspace is consumed results in a decrease to the previously recorded closure and post-closure liabilities.

- Final capping costs will be included in the calculation of closure and post-closure liabilities. Final capping costs will be estimated using current dollars, inflated to the expected date of the final capping expenditures, discounted to a net present value and recorded on the balance sheet as a component of closure and post-closure liabilities as landfill airspace is consumed.

- Interest accretion will be reduced as a result of the decrease in the recorded closure and post-closure liabilities and will be reclassified from interest expense to cost of operations, thus causing a reduction in income from operations and an increase of net income. However, there will be no change in operating cash flow.

- Depletion on the closure and post-closure obligation recorded as a component of landfill site costs will generally be less during the early portion of a landfill's operating life and increase thereafter.

Upon adoption, SFAS No. 143 requires a cumulative change in accounting for landfill obligations retroactively to the date of the inception of the landfill. Inception of the asset retirement obligation is the date operations commenced or the date the asset was acquired. Upon adoption of SFAS No. 143 on January 1, 2003, we expect a cumulative effect of the change in accounting principle of $0.4 million ($0.3 million, net of tax), a decrease in our closure and post-closure liability of $9.1 million and a decrease in our net landfill assets of $8.7 million.

The following is a summary of management's estimate of the changes that will result from the adoption of SFAS No. 143 on January 1, 2003 (unaudited, amounts in thousands):

	BALANCE AT DECEMBER 31, 2002	CHANGE	BALANCE AT JANUARY 1, 2003
Landfill site costs	$ 412,226	$ (9,286)	$ 402,940
Accumulated depletion	(31,458)	619	(30,839)
Net landfill site costs	$ 380,768	$ (8,667)	$ 372,101
Closure and post-closure liability	$ 13,749	$ (9,142)	$ 4,607

The following is a reconciliation of our estimated 2003 landfill expenses, based on landfills owned as of December 31, 2002, after adoption of SFAS No. 143 to the estimated expense under our historical accounting practice (unaudited, amounts in thousands):

	HISTORICAL METHOD	CHANGE	REVISED
Closure and post-closure accretion	$ 1,031	$ (639)	$ 392
Landfill depletion	12,703	(1,064)	11,639
	$ 13,734	$ (1,703)	$ 12,031

SFAS No. 144

Effective January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on our financial statements and related disclosures.

SFAS No. 145

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Modifications to Reporting of Extinguishments of Debt and Accounting for Certain Capital Lease Modifications and Technical Corrections", effective for transactions occurring after May 15, 2002. SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items. SFAS No. 145 also requires that certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). We elected to adopt SFAS No. 145 early, which resulted in the reclassification from extraordinary items to other expenses of $0.3 million of losses incurred during the year ended December 31, 2001 resulting from early extinguishments of debt.

SFAS No. 146

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", effective for transactions occurring after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Our adoption of SFAS No. 146 is not expected to have a material effect on our financial statements.

SFAS No. 148

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. We adopted the disclosure provisions of SFAS No. 148 and continue to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25").

FIN 45

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). It clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of the liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of FIN 45 are effective for us on a prospective basis for guarantees issued after December 31, 2002. We will record the fair value of future material guarantees, if any.

FIN 46

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"). FIN 46 requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity's expected losses or residual benefits. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to existing variable interest entities beginning after June 15, 2003. We do not expect the adoption of FIN 46 to have a material impact on our financial statements because, as of December 31, 2002, we consolidate all of our less than 100% owned subsidiaries.



RESULTS OF OPERATIONS

The following table sets forth items in our consolidated statement of operations in thousands and as a percentage of revenues for the periods indicated:

	YEAR ENDED DECEMBER 31,					
	2000	2000 AS A % OF REVENUE	2001	2001 AS A % OF REVENUE	2002	2002 AS A % OF REVENUE
Revenues	$ 304,355	100.0%	$ 377,533	100.0%	$ 498,661	100.0%
Cost of operations	174,510	57.3	210,590	55.8	281,331	56.4
Selling, general and administrative	25,579	8.4	32,007	8.5	47,366	9.5
Depreciation and amortization	27,195	9.0	36,138	9.5	38,977	7.8
Loss on disposal of operations	833	0.3	4,879	1.3	–	–
Acquisition-related expenses	150	0.0	–	–	–	–
Income from operations	76,088	25.0	93,919	24.9	130,987	26.3
Interest expense, net	(28,705)	(9.4)	(30,045)	(8.0)	(32,228)	(6.5)
Other income (expense), net	116	0.0	(6,196)	(1.6)	(813)	(0.2)
Minority interests	–	–	(7,338)	(1.9)	(9,367)	(1.9)
Income tax provision	(19,310)	(6.3)	(19,812)	(5.3)	(33,113)	(6.6)
Net income	$ 28,189	9.3%	$ 30,528	8.1%	$ 55,466	11.1%

YEARS ENDED DECEMBER 31, 2002 AND 2001

Revenues. Total revenues for the year ended December 31, 2002 increased $121.2 million, or 32.1%, to $498.7 million from $377.5 million for the year ended December 31, 2001. Revenues in the year ended December 31, 2002 from acquisitions closed in 2002 as well as the inclusion in 2002 of 12 months of revenues from businesses acquired in 2001 totaled approximately $94.9 million, or 78.4% of the increase. For the remaining increase in revenues, $15.5 million was attributable to selected price increases, $2.3 million was due to improved recyclable commodity prices and $8.5 million was the result of volume growth in our existing business.

Cost of Operations. Total cost of operations increased $70.7 million, or 33.6%, to $281.3 million for the year ended December 31, 2002 from $210.6 million for the year ended December 31, 2001. The increase was primarily attributable to acquisitions closed in 2002, the inclusion in 2002 of 12 months of operating costs from businesses acquired in 2001, $1.4 million of costs incurred resulting from an employee labor strike at our facilities in Pierce County, Washington, growth in our existing business and higher insurance costs, partially offset by greater integration of collection volumes into landfills we own or operate.

Total cost of operations as a percentage of revenues for the year ended December 31, 2002 increased 0.6 percentage points to 56.4% from 55.8% for the year ended December 31, 2001. The increase as a percentage of revenues was primarily attributable to the mix of revenues associated with acquisitions closed in 2002, which had operating margins below our company average, higher insurance costs, and costs resulting from a labor strike in Pierce County, Washington, partially offset by greater integration of collection volumes into landfills we own or operate.

SG&A. Total SG&A increased $15.4 million, or 48.0%, to $47.4 million for the year ended December 31, 2002 from $32.0 million for the year ended December 31, 2001. The increase was primarily attributable to additional personnel from acquisitions closed in 2002, the inclusion in 2002 of 12 months of SG&A costs from businesses acquired in 2001, additional corporate, regional and district level overhead, $1.3 million of employment-related expenses associated with the termination of our search for a chief operating officer and the hiring of two new corporate officers, higher relocation expenses associated with new hires and transfers of existing employees, increased bad debt expense, increased legal expenses, higher insurance costs, stock compensation expense related to the issuance of restricted stock to district-level personnel in 2002, $0.4 million expense associated with the relocation of our headquarters and early termination of our former corporate headquarters property lease and $0.3

million of costs associated with the listing of our common stock on the New York Stock Exchange. During the year ended December 31, 2001, we recognized $0.9 million of expenses related to the termination of negotiations and due diligence for a large potential acquisition.

SG&A as a percentage of revenues for the year ended December 31, 2002 increased 1.0 percentage point to 9.5% from 8.5% for the year ended December 31, 2001. The increase in SG&A as a percentage of revenues resulted from acquisitions closed in 2002 having SG&A costs as a percentage of revenues above our company average, additional corporate, regional and district level overhead to accommodate our current and future growth, employment-related expenses associated with the termination of our search for a chief operating officer and the hiring of two new corporate officers, higher employee relocation expenses related to new hires and transfers of existing employees, increased bad debt expense, increased legal expenses, stock compensation expense related to restricted stock issued to district-level personnel in 2002, the accrual of an expense associated with the relocation of our headquarters and early termination of our former corporate headquarters property lease and costs associated with the listing of our common stock on the New York Stock Exchange. The increase in SG&A as a percentage of revenues was partially offset by the recognition during 2001 of expenses related to the termination of negotiations and due diligence for a large potential acquisition.

Depreciation and Amortization. Depreciation and amortization expenses for the year ended December 31, 2002 increased $2.9 million, or 7.9%, to $39.0 million from $36.1 million for the year ended December 31, 2001. The increase resulted primarily from increased depletion due to higher volumes of waste disposed at our landfills, depreciation and depletion associated with acquisitions closed in 2002 and the inclusion in 2002 of 12 months of depreciation and depletion from businesses acquired in 2001, and increased depreciation expense resulting from new equipment acquired to support our base operations, partially offset by decreased amortization expense from not amortizing goodwill during the year ended December 31, 2002, due to the application of the nonamortization provisions of SFAS No. 142. Total goodwill amortization expense recognized in the year ended December 31, 2001 was $9.6 million. No goodwill amortization expense was recognized in the year ended December 31, 2002.

Depreciation and amortization as a percentage of revenues for the year ended December 31, 2002 decreased 1.7 percentage points to 7.8% from 9.5% for the year ended December 31, 2001. The decrease in depreciation and amortization as a percentage of revenues was the result of applying the nonamortization provisions of SFAS No. 142, partially offset by increased depletion due to higher volumes of waste disposed at our landfills and increased depreciation expense associated with new equipment acquired in 2002. Goodwill amortization expense as a percentage of revenues for the year ended December 31, 2001 was 2.5%.

Loss on Disposal of Operations. During the year ended December 31, 2001, we sold some of our Utah operations that were deemed to no longer be of strategic importance. We recognized a non-cash pre-tax loss of $4.9 million from this sale.

Operating Income. Operating income for the year ended December 31, 2002 increased $37.1 million, or 39.5%, to $131.0 million from $93.9 million for the year ended December 31, 2001. The increase was primarily attributable to the growth in revenues, applying the nonamortization provisions of SFAS No. 142 and the absence of the prior year loss associated with the disposal of some of our Utah operations, partially offset by higher operating costs, depreciation, depletion and SG&A expenses.

Operating income as a percentage of revenues for the year ended December 31, 2002 increased 1.4 percentage points to 26.3% from 24.9% for the year ended December 31, 2001. The increase in operating income as a percentage of revenues was attributable to applying the nonamortization provisions of SFAS No. 142 and not incurring losses on the disposal of operations, partially offset by declines in gross margins, higher depreciation and depletion expenses and an increase in SG&A expenses as a percentage of revenues.

Interest Expense. Interest expense for the year ended December 31, 2002 increased $2.2 million, or 7.3%, to $32.2 million from $30.0 million for the year ended December 31, 2001. The increase was primarily attributable to higher debt levels incurred to fund our acquisitions, partially offset by lower interest rates on our revolving credit facility and our replacing a portion of the borrowings under our revolving credit facility with lower interest subordinated debt obligations. At December 31, 2002, we had $76.0 million of floating rate borrowings under our credit facility, $175.0 million of Floating Rate Convertible Subordinated Notes due 2022 and $18.0 million of other floating rate debt. Should interest rates rise, our interest cost on these borrowings would increase. Based on the outstanding borrowing amounts for these floating rate instruments at December 31, 2002, a one percent increase in interest rates would result in a $2.7 million increase in interest expense.

Other Expense. Other expense decreased to $0.8 million for the year ended December 31, 2002 from $6.2 million for the year ended December 31, 2001. The primary component of other expense for the year ended December 31, 2001 was $6.3 million of expenses resulting from cash payments for the early termination of an interest rate swap. During the first quarter of 2001, we determined that the debt, the specific cash flows of which an interest rate swap was designated as hedging, would be repaid prior to its due date from the net proceeds of our convertible subordinated debt offering; therefore, it was probable that the future variable interest payments under the related debt (the hedged transactions) would not occur. The remaining components of other expense for 2002 and 2001 were net losses incurred on the disposal of certain assets.

Minority Interests. Minority interests increased $2.1 million, or 27.7%, to $9.4 million for the year ended December 31, 2002, from $7.3 million for the year ended December 31, 2001. The increase was attributable to increased earnings by our majority-owned subsidiaries, as well as our owning majority interests in those entities, acquired in February 2001, for the entire 12 months ended December 31, 2002, compared to owning them for approximately eleven months in the year ended December 31, 2001.

Provision for Income Taxes. Income taxes increased $13.3 million, or 67.1%, to $33.1 million for the year ended December 31, 2002, from $19.8 million for the year ended December 31, 2001. This increase was due to increased pre-tax earnings, partially offset by a 1.5 percentage point reduction in our effective tax rate due to the elimination of non-deductible goodwill. The effective income tax rate for the year ended December 31, 2002 was 37.4%, which is above the federal statutory rate of 35.0% primarily due to state and local taxes.

Net Income. Net income increased $25.0 million, or 81.7%, to $55.5 million for the year ended December 31, 2002, from $30.5 million for the year ended December 31, 2001. The increase was primarily attributable to increased operating income in 2002, and the absence of prior year losses associated with the disposal of some of our Utah operations and the termination of an interest rate swap in 2001, partially offset by increases in interest expense, higher income tax expense and higher minority interests.

YEARS ENDED DECEMBER 31, 2001 AND 2000

Revenues. Total revenues for 2001 increased $73.2 million, or 24.0%, to $377.5 million from $304.4 million in 2000. Approximately 53% of the increase resulted from acquisitions accounted for using the purchase method of accounting that closed since the beginning of 2001. The remaining increase was primarily attributable to the inclusion in 2001 of 12 months of revenues from businesses acquired in 2000, selective price increases and growth in the base business, partially offset by a decline in commodity prices and the loss of revenues previously generated by certain Utah operations that were sold in 2001.

Cost of Operations. Total cost of operations for 2001 increased $36.1 million, or 20.7%, to $210.6 million from $174.5 million in 2000. The increase was primarily attributable to the inclusion of the cost of operations of acquisitions closed since the beginning of the year and the inclusion in 2001 of 12 months of operating costs from businesses acquired in 2000. Cost of operations as a percentage of revenues declined by 1.5 percentage points to 55.8% in 2001 from 57.3% in 2000. The decline in cost of operations as a percentage of revenues was primarily attributable to the effect of tuck-in acquisitions closed since the beginning of 2001, economies of scale from the larger revenue base, greater integration of collection volumes into landfills we own or operate and selective price increases.

SG&A. SG&A expenses increased $6.4 million, or 25.1%, to $32.0 million for 2001 from $25.6 million for 2000. Our SG&A increased as a result of additional personnel from companies acquired, additional corporate overhead to accommodate our growth and the incurrence of $0.9 million in expenses related to the termination of negotiations and due diligence for a large potential acquisition. SG&A as a percentage of revenues increased 0.1 percentage points to 8.5% for 2001 from 8.4% for 2000. The increase in SG&A as a percentage of revenues was due to the incurrence of terminated acquisition expenses, offset by the result of spreading overhead expenses over a larger base of revenue from the acquisitions completed in 2001.

Depreciation and Amortization. Depreciation and amortization expense increased $8.9 million, or 32.9% to $36.1 million in 2001 from $27.2 million in 2000. The increase resulted primarily from the inclusion of depreciation and amortization of businesses acquired in 2001, the inclusion in 2001 of 12 months of depreciation and amortization from businesses acquired in 2000, the amortization of goodwill and other intangible assets associated with acquisitions accounted for using the purchase method of accounting and a greater percentage of revenues derived from landfill activity. Depreciation and amortization as a percentage of revenues increased 0.6 percentage points to

9.5% for 2001 from 8.9% for 2000. The increase in depreciation and amortization as a percentage of revenues in 2001 was due to the increased amortization of landfill airspace associated with landfills purchased in 2001 and the roll over effect of landfills acquired in 2000, partially offset by not having to amortize goodwill on acquisitions closed subsequent to June 30, 2001. The landfill amortization rates as a percentage of revenues are generally higher than the depreciation and amortization rates associated with collection assets.

Loss on Disposal of Operations. During 2001, we sold some of our Utah operations that were deemed to no longer be of strategic importance. We recognized a pre-tax loss of $4.9 million from this sale. During 2000, we sold our Idaho operations and recognized a pre-tax loss of $0.8 million from this sale.

Acquisition Related Expenses. Acquisition related expenses decreased to $0 for 2001 from $0.2 million in 2000. The prior year acquisition related expenses were for commissions, professional fees, and other direct costs resulting from the one acquisition that was accounted for using the pooling-of-interests method.

Operating Income. Operating income increased $17.8 million, or 23.4%, to $93.9 million in 2001 from $76.1 million in 2000. The increase was attributable to operating income recognized from acquisitions closed in 2001, the inclusion in 2001 of 12 months of operating income from acquisitions closed in 2000, selective price increases, economies of scale from a greater revenue base and greater integration of collection volumes into transfer stations and landfills we own or operate, partially offset by increased losses from the disposal of certain operations, increased depreciation and amortization expenses and SG&A expenses. Operating income as a percentage of revenues decreased 0.1 percentage points to 24.9% for 2001 from 25.0% for 2000. The decrease in operating income as a percentage of revenues is attributable to the increased losses on the disposal of certain operations, and increases in depreciation and amortization and SG&A as a percentage of revenues, partially offset by the improvement in gross margins and economies of scale from a greater revenue base, and the elimination of stock compensation and acquisition related expenses.

Interest Expense. Interest expense increased $1.3 million, or 4.7%, to $30.0 million for 2001 from $28.7 million in 2000. The increase is attributable to higher debt levels to fund certain of our acquisitions, partially offset by lower interest rates on our revolving credit facility and our payment of a portion of the borrowings under our revolving credit facility with funds received from our issuance of convertible subordinated debt obligations bearing lower interest rates.

Other Expense. Other expense increased $6.3 million to $6.2 million in 2001 from other income of $0.1 million in 2000. The primary components of other expense in 2001 was $6.3 million of expenses resulting from cash payments made to terminate an interest rate swap prior to its due date, partially offset by gains on the sale of certain assets. During the first quarter of 2001, we determined that the debt, the specific cash flows of which an interest rate swap was designated as hedging, would be repaid prior to its due date from the net proceeds of our convertible subordinated debt offering; therefore, it was probable that the future variable interest payments under the related debt (the hedged transactions) would not occur.

Minority Interests. Minority interests were $7.3 million in 2001, compared to $0 in 2000. The increase is attributable to the purchase by Waste Connections during the first quarter of 2001 of majority interests in two unrelated entities.

Provision for Income Taxes. Income taxes increased $0.5 million, or 2.6%, to $19.8 million in 2001 from $19.3 million in 2000. The effective income tax rate in 2001 was 39.4%, which is above the federal statutory rate of 35.0% as the result of state and local taxes and non-deductible goodwill associated with certain acquisitions.

Net Income. Net income increased $2.3 million, or 8.3%, to $30.5 million in 2001 from $28.2 million in 2000. The increase was primarily attributable to the increase in operating income, offset by the increases in interest expense, other expense, minority interests and income tax expense. Net income as a percentage of revenues decreased by 1.2 percentage points to 8.1% for 2001 from 9.3% for 2000. The decrease was attributable to the decrease in operating income as a percentage of revenues, and the increases in minority interests and other expense, partially offset by decreases in interest expense and income tax expense as a percentage of revenues.

LIQUIDITY AND CAPITAL RESOURCES

Our business is capital intensive. Our capital requirements include acquisitions and fixed asset purchases. We expect that we will also make capital expenditures for landfill cell construction, landfill development and landfill closure activities in the future. We plan to meet our capital needs through various financing sources, including internally generated funds, debt and equity financings.

As of December 31, 2002, we had a working capital deficit of $23.0 million, including cash and equivalents of $4.1 million. Our working capital deficit increased $18.2 million from $4.8 million at December 31, 2001. Our strategy in managing our working capital is generally to apply the cash generated from our operations that remains after satisfying our working capital and capital expenditure requirements to reduce our indebtedness under our credit facility and to minimize our cash balances. The increase in our working capital deficit from the prior year is primarily due to increases in accounts payable and accrued liabilities, combined with our strategy of minimizing our cash balances.

In April 2001, we sold $150 million of 5.5% Convertible Subordinated Notes Due April 2006 (the "2006 Notes") in a Rule 144A private placement. The 2006 Notes are unsecured, rank junior to existing and future Senior Indebtedness, as defined in the indenture governing the notes, and are convertible at any time at the option of the holder into common stock at a conversion price of $38.03 per share. We received proceeds of approximately $144.4 million from our private placement of these notes and used these proceeds to repay certain outstanding indebtedness under our credit facility.

During April 2002, we sold $175 million of Floating Rate Convertible Subordinated Notes due 2022 (the "2022 Notes"). The 2022 Notes bear interest at the 3-month LIBOR rate plus 50 basis points, payable quarterly. The 2022 Notes are unsecured and rank pari passu with the 2006 Notes and junior to all existing and future senior indebtedness, as defined in the indenture governing the notes. Upon the incurrence of certain conditions, the 2022 Notes are convertible into common stock at 20.6654 shares per $1,000 principal amount of notes, or $48.39 per share. No change in the available borrowing capacity under our Credit Facility or material covenants resulted from our issuance of the 2022 Notes. We received proceeds of approximately $169.0 million from our sale of the 2022 Notes and used the proceeds to repay a portion of the outstanding indebtedness and related costs under our credit facility and for general corporate purposes, including payment for an acquisition.

We have a $435 million revolving credit facility with a syndicate of banks for which Fleet Boston Financial Corp. acts as agent. As of December 31, 2002, we had an aggregate of $216 million outstanding under the credit facility, exclusive of stand-by letters of credit, with the interest on $1 million of the outstanding borrowings at prime plus 50 basis points and the interest on $215 million of the outstanding borrowings at LIBOR plus 225 basis points. The credit facility allows us to issue up to $40 million in stand-by letters of credit, which reduce the amount of total borrowings available under the credit facility. As of December 31, 2002, we had $23.6 million of outstanding letters of credit issued under the credit facility. Thus, at December 31, 2002 we had approximately $195.4 million in borrowing capacity available under our credit facility. Virtually all of our assets, including our interest in the equity securities of our subsidiaries, secure our obligations under the credit facility. The credit facility matures in 2005 and bears interest at a rate per annum equal to, at our discretion, either the Fleet National Bank Base Rate plus applicable margin, or the Eurodollar Rate plus applicable margin. The credit facility places certain business, financial and operating restrictions on the Company relating to, among other things, incurring additional indebtedness, investments, acquisitions, asset sales, mergers, dividends, distributions, and repurchases and redemption of capital stock. The credit facility also contains covenants requiring that specified financial ratios and balances be maintained. As of December 31, 2002, we were in compliance with these covenants. The credit facility also requires the lenders' approval of acquisitions in certain circumstances. We use the credit facility for acquisitions, capital expenditures, working capital, standby letters of credit and general corporate purposes. At December 31, 2001, we had an aggregate of $232.5 million outstanding under the credit facility. The $16.5 million decrease in outstanding borrowings under our credit facility was primarily due to paying a portion of our credit facility balance with the proceeds from our 2022 Notes, the proceeds from stock option exercises and cash generated from operations, partially offset by borrowings under our credit facility to fund our acquisitions and capital expenditures. If we are unable to incur additional indebtedness under our credit facility or obtain additional capital through future debt or equity financings, our rate of growth through acquisitions may decline.

As of December 31, 2002, we had the following contractual obligations and commercial commitments (in thousands):

CONTRACTUAL OBLIGATIONS	PAYMENTS DUE BY PERIOD				
	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	4 TO 5 YEARS	OVER 5 YEARS
Long-term debt (1)	$ 582,127	$ 3,646	$ 223,188	$ 154,711	$ 200,582
Operating leases	24,467	3,408	5,749	3,945	11,365
Unconditional purchase obligations	7,802	7,802	–	–	–
Total contractual cash obligations	$ 614,396	$ 14,856	$ 228,937	$ 158,656	$ 211,947

(1) Long-term debt payments include $216.0 million due 2005 under our credit facility. As of December 31, 2002, our credit facility allows us to borrow up to $435 million.

COMMERCIAL COMMITMENTS	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD				
	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	4 TO 5 YEARS	OVER 5 YEARS
Standby letters of credit	$ 23,638	$ 23,638	$ –	$ –	$ –
Financial surety bonds(2)	64,062	61,205	2,847	10	–
Total commercial commitments	$ 87,700	$ 84,843	$ 2,847	$ 10	$ –

(2) We use financial surety bonds for a variety of corporate guarantees. The two largest uses of financial surety bonds are for municipal contract performance guarantees and landfill closure and post-closure financial assurance required under certain environmental regulations. As a result of recent changes in the insurance industry, we have experienced less availability and increased costs of surety bonds for landfill closure and post-closure requirements. We generally have not experienced significant difficulty in obtaining surety bonds for performance under our municipal collection contracts or landfill operating agreements. Environmental regulations require demonstrated financial assurance to meet closure and post-closure requirements for landfills. In addition to surety bonds, these requirements may also be met through alternative financial assurance instruments, including insurance, letters of credit and restricted cash deposits.

Our current surety bond underwriters have provided us with non-binding commitments to issue up to $90 million of bonds, consisting of $50 million of bonds for landfill closure and post-closure requirements and $40 million of bonds for performance under collection contracts and landfill operating agreements. These non-binding commitments do not have a stated expiration date; however, individual bonds issued typically have a term of one year. At December 31, 2002, we had provided customers and various regulatory authorities with surety bonds in the aggregate amount of approximately $36.3 million to secure our landfill closure and post-closure requirements and $27.8 million to secure performance under collection contracts and landfill operating agreements.

If our current bond underwriters are unwilling to issue additional bonds under the current non-binding commitment, renew existing bonds upon expiration, or increase their total commitment upon reaching the maximum issuance amount under the current non-binding commitments, or if we are unable to obtain surety bonds through new underwriters as such needs arise, we would need to arrange other means of financial assurance, such as a cash trust or a letter of credit, to secure contract performance or meet closure and post-closure requirements. While such alternate financial assurance has been readily available, it may result in additional expense or capital outlays.

For the year ended December 31, 2002, net cash provided by operations was approximately $127.9 million. Of this, $10.1 million was provided by working capital for the period. The primary components of working capital were increases in accrued liabilities associated with income taxes, interest, payroll and insurance, partially offset by an increase in trade accounts receivable and a decline in accounts payable. The remaining components of the net cash provided by operations for 2002 include $55.5 million of net income, $39.0 million of depreciation and amortization, $9.4 million of minority interest expense, a combined $3.0 million of non-cash debt issuance cost amortization and stock compensation expense and $10.1 million of deferred income taxes.

For the year ended December 31, 2002, net cash used by investing activities was $222.9 million. Of this, $166.6 million was used to fund the cash portion of acquisitions closed in 2002. Cash used for capital expenditures was $56.8 million, which was primarily for investments in fixed assets, consisting primarily of trucks, containers, other equipment and landfill development. Other cash inflows from investing activities include $2.2 million received from the disposal of assets. Other cash outflows from investing activities include $2.0 million of restricted cash funding in 2002 for our landfill closure and post-closure obligations.

For the year ended December 31, 2002, net cash provided by financing activities was $91.8 million, which was provided by $90.0 million of net borrowings under our various debt arrangements and $14.1 million of proceeds from stock option and warrant exercises, less $5.9 million of cash distributions to minority interest holders and $6.5 million of debt issuance costs, primarily related to our 2022 Notes sold in 2002.

We made approximately $56.8 million in capital expenditures during the year ended December 31, 2002. We expect to make capital expenditures of approximately $60.0 million in 2003 in connection with our existing business. We intend to fund our planned 2003 capital expenditures principally through existing cash, internally generated funds, and borrowings under our existing credit facility. In addition, we may make substantial additional capital expenditures in acquiring solid waste collection and disposal businesses. If we acquire additional landfill disposal facilities, we may also have to make significant expenditures to bring them into compliance with applicable regulatory requirements, obtain permits or expand our available disposal capacity. We cannot currently determine the amount of these expenditures because they will depend on the number, nature, condition and permitted status of any acquired landfill disposal facilities. We believe that our credit facility and the funds we expect to generate from operations will provide adequate cash to fund our working capital and other cash needs for the foreseeable future.

From time to time we evaluate our existing operations and their strategic importance to Waste Connections. If we determine that a given operating unit does not have future strategic importance, we may sell or otherwise dispose of those operations. Although we believe our operations would not be impaired by such dispositions, we could incur losses on them.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

In the normal course of business, we are exposed to market risk, including changes in interest rates and certain commodity prices. We use hedge agreements to manage a portion of our risks related to interest rates. While we are exposed to credit risk in the event of non-performance by counterparties to our hedge agreements, in all cases such counterparties are highly rated financial institutions and we do not anticipate non-performance. We do not hold or issue derivative financial instruments for trading purposes. We monitor our hedge positions by regularly evaluating the positions at market and by performing sensitivity analyses.

In December 1999, we entered into an interest rate swap with Fleet Boston Financial Corporation. Under the swap agreement, which was effective through December 2001, the interest rate on a $125 million LIBOR-based loan under the Credit Facility was effectively fixed with an interest rate of 6.1% plus applicable margin. This rate remained at 6.1% if LIBOR was less than 7.0%. If LIBOR exceeded 7.0%, the interest rate under the swap agreement would increase one basis point for every LIBOR basis point above 7.0%.

In May 2000, we entered into another interest rate swap with Union Bank of California. Under the swap agreement, which was effective through December 2003, the interest rate on a separate $125 million LIBOR-based loan under the Credit Facility was effectively fixed with an interest rate of 7.0% plus applicable margin.

In December 2000, we restructured both of those interest rate swap agreements, extending their maturity through December 2003 and removing their embedded option features. As of December 31, 2000, the Fleet Boston swap had a notional amount of $125 million at a fixed rate of 6.17% plus applicable margin and the Union Bank of California swap had a notional amount of $125 million at a fixed rate of 7.01% plus applicable margin. In March 2001, $110 million of the notional amount under the Union Bank of California swap was terminated because we used the proceeds from our 5.5% Convertible Subordinated Notes offering to repay $110 million of the LIBOR loan, the cash flows of which this swap was designated as hedging.

We have performed sensitivity analyses to determine how market rate changes will affect the fair value of our market risk sensitive hedge positions and all other debt. Such an analysis is inherently limited in that it reflects a singular, hypothetical set of assumptions. Actual market movements may vary significantly from our assumptions. Fair value

sensitivity is not necessarily indicative of the ultimate cash flow or earnings effect we would recognize from the assumed market rate movements. We are exposed to cash flow risk due to changes in interest rates with respect to the $76 million remaining floating rate balance owed under our credit facility, $175 million of our 2022 Notes, $9.1 million of floating rate debt under various notes payable to third parties and floating rate municipal bond obligations of approximately $8.9 million. A one percentage point increase in interest rates on our variable-rate debt as of December 31, 2002 would decrease our annual pre-tax income by approximately $2.7 million. All of our remaining debt instruments are at fixed rates, or effectively fixed under the interest rate swap agreements described above; therefore, changes in market interest rates under these instruments would not significantly impact our cash flows or results of operations.

We market a variety of recyclable materials, including cardboard, office paper, plastic containers, glass bottles and ferrous and aluminum metals. We own and operate 18 recycling processing facilities and sell other collected recyclable materials to third parties for processing before resale. We often share the profits from our resale of recycled materials with other parties to our recycling contracts. For example, certain of our municipal recycling contracts in Washington, negotiated before we acquired those businesses, specify benchmark resale prices for recycled commodities. If the prices we actually receive for the processed recycled commodities collected under the contract exceed the prices specified in the contract, we share the excess with the municipality, after recovering any previous shortfalls resulting from actual market prices falling below the prices specified in the contract. To reduce our exposure to commodity price risk with respect to recycled materials, we have adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. Although there can be no assurance of market recoveries in the event of a decline, because of the provisions within certain of our contracts that pass commodity risk along to the customers, we believe, given historical trends and fluctuations in the recycling commodities market, that a 10% decrease in average recycled commodity prices from the prices that were in effect at December 31, 2002 would not materially affect our cash flows or pre-tax income.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock trades on the New York Stock Exchange under the symbol "WCN". The following table sets forth, for the periods indicated, the high and low prices per share of our common stock, as reported on The Nasdaq Stock Market® – National Market for the periods indicated through October 23, 2002, and as reported on the New York Stock Exchange beginning October 24, 2002.

	HIGH	LOW
2001		
First Quarter	$ 33.50	$ 23.00
Second Quarter	37.31	25.70
Third Quarter	34.90	22.20
Fourth Quarter	32.90	25.47
2002		
First Quarter	$ 34.26	$ 23.49
Second Quarter	37.68	30.60
Third Quarter	36.24	25.60
Fourth Quarter	39.56	29.73
2003		
First Quarter (through March 13, 2003)	$ 39.98	$ 30.75

On March 13, 2003, there were 89 record holders of Waste Connections' common stock.

We have never paid cash dividends on our common stock. We do not currently anticipate paying any cash dividends on our common stock. We intend to retain all earnings to fund the operation and expansion of our business. In addition, our existing credit facility restricts the payment of cash dividends.



During the fourth quarter of 2002, we issued warrants to purchase 5,400 shares of our common stock to a business development consultant as part of a compensation plan for services rendered. This consultant is a sophisticated investor, familiar with our business and industry in which we operate. The consultant is also an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Securities Act") received copies of our most recent annual report to shareholders and the proxy statement accompanying that annual report, and had access to all of our reports filed with the Securities and Exchange Commission during our last fiscal year and the current year. The consultant was able to ask questions of our management concerning the terms of offering and to obtain additional information necessary to verify the accuracy of information to which he had access. No general solicitation or advertising was used in connection with the issuance of the warrants. The warrants were issued with legends stating that they have not been registered under the Securities Act and setting forth restrictions on transfer. The warrants were issued in reliance on the exemptions from registration provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D under that Act.

The following is a summary of all of our equity compensation plans, including plans that were assumed through acquisitions and individual arrangements that provide for the issuance of equity securities as compensation, as of December 31, 2002. See Note 10 to the consolidated financial statements for additional discussion.

PLAN CATEGORY	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,963,527	$ 23.06	2,684,351
Equity compensation plans not approved by security holders	889,472	24.48	2,259,200
Total	2,852,999	23.50	4,943,551

INFLATION

To date, inflation has not significantly affected our operations. Consistent with industry practice, many of our contracts allow us to pass through certain costs to our customers, including increases in landfill tipping fees and, in some cases, fuel costs. Therefore, we believe that we should be able to increase prices to offset many cost increases that result from inflation. However, competitive pressures may require us to absorb at least part of these cost increases, particularly during periods of high inflation.

SEASONALITY

Based on historic trends experienced by the businesses we have acquired, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters and lower in the fourth quarter than in the second and third quarters. We expect the fluctuation in our revenues between our highest and lowest seasonally performing quarters to be in the range of approximately 10% to 12%. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring months because of decreased construction and demolition activities during the winter months in the U.S. In addition, some of our operating costs may be higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis.

Waste Connections, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	DECEMBER 31,	
	2001	2002
ASSETS		
Current assets:		
Cash and equivalents	$ 7,279	$ 4,067
Accounts receivable, less allowance for doubtful accounts of $2,167 and $2,509 at December 31, 2001 and 2002, respectively	51,372	63,488
Prepaid expenses and other current assets	8,123	8,652
Total current assets	66,774	76,207
Property and equipment, net	465,806	578,040
Goodwill, net	411,757	548,975
Intangible assets, net	16,248	33,498
Other assets, net	18,768	25,162
	$ 979,353	$ 1,261,882
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 27,807	$ 30,688
Accrued liabilities	25,132	45,905
Deferred revenue	13,355	19,016
Current portion of long-term debt and notes payable	5,305	3,646
Total current liabilities	71,599	99,255
Long-term debt and notes payable	416,171	578,481
Other long-term liabilities	13,264	14,813
Deferred income taxes	78,689	94,543
Total liabilities	579,723	787,092
Commitments and contingencies		
Minority interests	19,825	23,078
Stockholders' equity:		
Preferred stock: $0.01 par value; 7,500,000 shares authorized; none issued and outstanding	–	–
Common stock: $0.01 par value; 50,000,000 shares authorized; 27,423,669 and 28,046,535 shares issued and outstanding at December 31, 2001 and 2002, respectively	274	280
Additional paid-in capital	316,594	332,705
Deferred stock compensation	(160)	(775)
Retained earnings	68,032	123,498
Unrealized loss on market value of interest rate swaps	(4,935)	(3,996)
Total stockholders' equity	379,805	451,712
	$ 979,353	$ 1,261,882

See accompanying notes.

Waste Connections, Inc.
Consolidated Statements of Income
(in thousands, except share and per share amounts)

	YEAR ENDED DECEMBER 31,		
	2000	2001	2002
Revenues	$ 304,355	$ 377,533	$ 498,661
Operating expenses:			
Cost of operations	174,510	210,590	281,331
Selling, general and administrative	25,579	32,007	47,366
Depreciation and amortization	27,195	36,138	38,977
Loss on disposal of operations	833	4,879	–
Acquisition-related expenses	150	–	–
Income from operations	76,088	93,919	130,987
Interest expense	(28,705)	(30,045)	(32,228)
Other income (expense), net	116	(6,196)	(813)
Income before income tax provision and minority interests	47,499	57,678	97,946
Minority interests	–	(7,338)	(9,367)
Income before income tax provision	47,499	50,340	88,579
Income tax provision	(19,310)	(19,812)	(33,113)
Net income	$ 28,189	$ 30,528	$ 55,466
Basic income per common share	$ 1.21	$ 1.13	$ 2.00
Diluted income per common share	$ 1.17	$ 1.10	$ 1.90
Shares used in calculating basic income per share	23,301,358	27,069,685	27,750,642
Shares used in calculating diluted income per share	23,994,994	27,675,639	32,325,624

See accompanying notes.

Waste Connections, Inc.
Consolidated Statements of
Stockholders' Equity and Comprehensive Income
Years ended December 31, 2000, 2001 and 2002
(in thousands, except share amounts)

		STOCKHOLDERS' EQUITY						
		Common Stock						
	Comprehensive Income	Shares	Amount	Additional Paid-in Capital	Unrealized Loss On Market Value of Interest Rate Swaps	Deferred Stock Compensation	Retained Earnings	Total
Balances at December 31, 1999		21,209,665	$ 212	$ 209,157	$ –	$ (163)	$ 9,315	$ 218,521
Issuance of common stock warrants		–	–	183	–	–	–	183
Issuance of common stock		4,472,413	45	82,886	–	–	–	82,931
Amortization of deferred stock compensation		–	–	–	–	163	–	163
Exercise of stock options and warrants		797,968	8	4,213	–	–	–	4,221
Net income		–	–	–	–	–	28,189	28,189
Balances at December 31, 2000		26,480,046	265	296,439	–	–	37,504	334,208
Issuance of common stock warrants		–	–	105	–	–	–	105
Stock options granted below fair market value		–	–	200	–	(200)	–	–
Issuance of common stock		337,905	3	8,634	–	–	–	8,637
Amortization of deferred stock compensation		–	–	–	–	40	–	40
Exercise of stock options and warrants		605,718	6	11,216	–	–	–	11,222
Unrealized loss on market value of interest rate swaps		–	–	–	(4,935)	–	–	(4,935)
Net income	$ 30,528	–	–	–	–	–	30,528	30,528
Other comprehensive income– unrealized loss on interest rate swaps	(8,144)	–	–	–	–	–	–	–
Income tax effect of other comprehensive income	3,209	–	–	–	–	–	–	–
Comprehensive income	$ 25,593	–	–	–	–	–	–	–
Balances at December 31, 2001		27,423,669	274	316,594	(4,935)	(160)	68,032	379,805
Issuance of common stock warrants		–	–	577	–	–	–	577
Issuance of restricted stock		–	–	812	–	(812)	–	–
Stock options granted below fair market value		–	–	650	–	(650)	–	–
Amortization of deferred stock compensation		–	–	–	–	847	–	847
Exercise of stock options and warrants		622,866	6	14,072	–	–	–	14,078
Unrealized gain on market value of interest rate swaps		–	–	–	939	–	–	939
Net income	$ 55,466	–	–	–	–	–	55,466	55,466
Other comprehensive income – unrealized gain on interest rate swaps	1,751	–	–	–	–	–	–	–
Income tax effect of other comprehensive income	(812)	–	–	–	–	–	–	–
Comprehensive income	$ 56,405	–	–	–	–	–	–	–
Balances at December 31, 2002		28,046,535	$ 280	$ 332,705	$ (3,996)	$ (775)	$123,498	$ 451,712

See accompanying notes.

Waste Connections, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	YEAR ENDED DECEMBER 31,		
	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 28,189	$ 30,528	$ 55,466
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) on disposal of assets	804	4,868	(1)
Depreciation	18,627	25,687	37,626
Amortization of goodwill and intangibles	8,568	10,451	1,351
Loss on termination of interest rate swap	–	6,337	–
Deferred income taxes	1,303	12,442	10,132
Minority interests	–	7,338	9,367
Amortization of debt issuance costs	668	1,592	2,195
Stock-based compensation	163	40	847
Interest income on restricted cash	(414)	(654)	(485)
Loss on early extinguishment of debt	–	305	–
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable, net	(8,014)	(1,978)	(1,594)
Prepaid expenses and other current assets	(674)	(3,556)	380
Accounts payable	716	(1,677)	(2,730)
Deferred revenue	508	576	478
Accrued liabilities	3,631	(5,325)	13,610
Other long-term liabilities	(299)	224	1,274
Net cash provided by operating activities	53,776	87,198	127,916
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from disposal of assets	311	3,049	2,234
Payments for acquisitions, net of cash acquired	(168,307)	(52,853)	(166,626)
Capital expenditures for property and equipment	(25,408)	(40,215)	(56,776)
Increase in restricted cash, net of interest income	(99)	(989)	(2,014)
Decrease in other assets	529	168	291
Net cash used in investing activities	(192,974)	(90,840)	(222,891)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	162,413	263,521	381,000
Principal payments on notes payable and long-term debt	(107,508)	(246,638)	(290,962)
Proceeds from sale of common stock	82,110	–	–
Proceeds from option and warrant exercises	4,221	7,620	14,078
Termination of interest rate swap	–	(6,337)	–
Distributions to minority interest holders	–	(3,370)	(5,880)
Debt issuance costs	(1,970)	(6,336)	(6,473)
Net cash provided by financing activities	139,266	8,460	91,763
Net increase (decrease) in cash and equivalents	68	4,818	(3,212)
Cash and equivalents at beginning of year	2,393	2,461	7,279
Cash and equivalents at end of year	$ 2,461	$ 7,279	$ 4,067

See accompanying notes.

	YEAR ENDED DECEMBER 31,		
	2000	2001	2002
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION AND NON-CASH TRANSACTIONS:			
Cash paid for income taxes	$ 13,123	$ 13,607	$ 8,408
Cash paid for interest	$ 27,815	$ 28,232	$ 28,973
In connection with its acquisitions, the Company assumed liabilities as follows:			
Fair value of assets acquired	$ 186,459	$ 164,956	$ 262,565
Cash paid for acquisitions (including acquisition costs)	(168,307)	(52,853)	(166,626)
Liabilities assumed, stock and notes payable issued to sellers	$ 18,152	$ 112,103	$ 95,939

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except share and per share amounts)

1. ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Waste Connections, Inc. ("WCI" or "the Company") was incorporated in Delaware on September 9, 1997 and commenced its operations on October 1, 1997 through the purchase of certain solid waste operations in Washington. The Company is an integrated, non-hazardous solid waste services company that provides collection, transfer, disposal and recycling services to commercial, industrial and residential customers in Alabama, California, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Minnesota, Mississippi, Montana, Nebraska, New Mexico, Ohio, Oklahoma, Oregon, South Dakota, Tennessee, Texas, Utah, Washington, and Wyoming.

Basis of Presentation

These consolidated financial statements include the accounts of WCI and its wholly-owned and majority-owned subsidiaries. The consolidated entity is referred to herein as the Company. All intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at purchase to be cash equivalents. As of December 31, 2001 and 2002, cash equivalents consisted of demand money market accounts.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of accounts receivable. The Company generally does not require collateral on its trade receivables. Credit risk on accounts receivable is minimized as a result of the large and diverse nature of the Company's customer base. The Company maintains allowances for losses based on the expected collectibility of accounts receivable. Credit losses have been within management's expectations.

Revenue Recognition and Accounts Receivable

Revenues are recognized as services are provided. Certain customers are billed in advance and, accordingly, recognition of the related revenues is deferred until the services are provided.

The Company's receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer such as municipal or non-municipal, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectiblity of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written-off when the Company's internal collection efforts have been unsuccessful in collecting the amount due.

Property and Equipment

Property and equipment are stated at cost. Improvements or betterments, not considered to be maintenance and repair, which significantly extend the life of an asset are capitalized. Expenditures for maintenance and repair costs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains and losses resulting from disposals of property and equipment are included in other income (expense). Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the lease term, whichever is shorter.

The estimated useful lives are as follows:

Buildings	20 years
Machinery and equipment	3 - 15 years
Rolling stock	10 years
Containers	5 - 15 years

Landfill Accounting

The discussion below details the Company's accounting policies for landfills through December 31, 2002. As of January 1, 2003, the Company's practice will change upon the Company's adoption of SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). The Company's adoption of SFAS 143 will result in a significant change to its accounting policies for landfill closure and post-closure obligations. See discussion below under "New Accounting Pronouncements" for additional information and an analysis of the estimated impact the adoption of SFAS No. 143 will have on its balance sheet and results of operations for the year ended December 31, 2003.

The Company amortizes certain costs at its landfills using a units-of-production method as permitted airspace of the landfill is consumed. Landfill closure and post-closure costs are recorded at net present value and accreted to reflect the passage of time. The accounting methods discussed below require the Company to make certain estimates and assumptions. Any changes to its estimates are applied prospectively.

- Landfill development costs. Landfill development costs include the costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells and leachate collection systems. The Company estimates the total costs associated with developing each landfill site to its final capacity. Total landfill costs include the development costs associated with "deemed" permitted airspace. Deemed permitted airspace is addressed below. Landfill development costs are dependent upon future events and thus actual costs could vary significantly from estimates.

- Closure and post-closure obligations. The Company reserves for estimated closure and post-closure maintenance obligations at the landfills it owns and certain landfills that it operates, but does not own. Accrued closure and post-closure costs represent an estimate of the current value of the future obligation associated with closure and post-closure monitoring of non-hazardous solid waste landfills currently owned and/or operated by the Company. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Accruals for closure and post-closure monitoring and maintenance requirements in the U.S. consider site inspection, groundwater monitoring, leachate management, methane gas control and recovery, and operating and maintenance costs to be incurred during the period after the facility closes. Certain of these environmental costs, principally capping and methane gas control costs, are also incurred during the operating life of the site in accordance with the landfill operation requirements of Subtitle D and the air emissions standards. Site specific closure and post-closure engineering cost estimates are prepared annually for landfills owned and/or operated by the Company for which it is responsible for closure and post-closure.

  Under the Company's historical accounting practice through December 31, 2002, landfill closure and post-closure obligations are calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure using an inflation rate of 3% and discounting the inflated total to its present value using a 7.5% discount rate. The resulting obligation is recorded as a long-term liability with a corresponding increase to landfill site costs. At December 31, 2001 and 2002, respectively, accruals for landfill closure and post-closure costs (including costs assumed through acquisitions) were $7,683 and $13,749, respectively. The Company estimates that its closure and post-closure payment commitments will begin in 2009. Interest is accreted on the recorded liability using the corresponding discount rate and recorded as a component of interest expense. The amount recorded to site costs is charged to depletion expense on a units-of-consumption basis as landfill airspace is consumed. The impact of changes determined to be changes in estimates, based on the annual update, are accounted for on a prospective basis. Final capping costs are generally included in the estimate of the total costs associated with developing each landfill site to its final capacity and depleted on a units-of-production basis under



the company's current accounting method as landfill airspace is consumed. Final capping costs are generally not included in the calculation of closure and post-closure liabilities. The closure and post-closure liabilities reflect owned landfills and landfills operated under life-of-site operating agreements with estimated remaining lives, based on remaining permitted capacity, probable expansion capacity and projected annual disposal volumes, that range from approximately 6 to 313 years, with an average remaining life of approximately 62 years. At December 31, 2002, the Company's estimate of total future payments for closure and post-closure, in current dollars and in accordance with Subtitle D, is $252,102.

- Disposal capacity. The Company's internal and third-party engineers perform surveys at least annually to estimate the disposal capacity at its landfills. The Company's landfill depletion rates are based on the remaining disposal capacity, considering both permitted and deemed permitted airspace, at its landfills. Deemed permitted airspace consists of additional disposal capacity being pursued through means of an expansion. Deemed permitted airspace that meets certain internal criteria is included in the estimate of total landfill airspace. The Company's internal criteria to determine when deemed permitted airspace may be included as disposal capacity is as follows:

  1. The land where the expansion is being sought is contiguous to the current disposal site, and is either owned by the Company or the Company has a purchase option;
  2. Total development costs and closure/post-closure costs have been determined;
  3. Internal personnel have performed a financial analysis of the proposed expansion site and have determined that it has a positive financial and operational impact;
  4. Internal or external personnel are actively working to obtain the necessary approvals to obtain the landfill expansion permit;
  5. Obtaining the expansion is considered probable. For a pursued expansion to be considered probable, there must be no significant known technical, legal, community, business, or political restrictions or similar issues existing that could impair the success of the expansion; and
  6. The land where the expansion is being sought has the proper zoning.

The Company may be unsuccessful in obtaining permits for disposal capacity that has been deemed permitted. If the Company is unsuccessful in obtaining permits for deemed permitted disposal capacity, it will charge the previously capitalized development costs to expense.

The Company periodically evaluates its landfill sites for potential impairment indicators. The Company's judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of its landfills. Future events could cause the Company to conclude that impairment indicators exist and that its landfill carrying costs are impaired.

Allocation of Acquisition Purchase Price

A summary of the Company's acquisition purchase price allocation policies is as follows:

- Acquisition purchase price is allocated to identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill.

- The Company deems the total remaining airspace of an acquired landfill to be a tangible asset. Therefore, for acquired landfills, it initially allocates the purchase price to identified intangible and tangible assets acquired, excluding landfill airspace, and liabilities assumed based on their estimated fair values at the date of acquisition. Any residual amount is allocated to landfill airspace.

- The Company often consummates single acquisitions that include a combination of collection operations and landfills. For each separately identified collection operation and landfill acquired in a single acquisition, the Company performs an initial allocation of total purchase price to the identified collection operations and landfills based on their relative fair values. Following this initial allocation of total purchase price to the identified collection operations and landfills, the Company further allocates the identified intangible assets and tangible assets acquired and liabilities assumed for each collection operation and landfill based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to either goodwill or landfill site costs, as discussed above.

- The Company accrues the payment of contingent purchase price if the events surrounding the contingency are deemed probable. Contingent purchase price related to landfills is allocated to landfill site costs and contingent purchase price for acquisitions other than landfills is allocated to goodwill.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and intangible assets of the acquired entities. Prior to 2002, goodwill resulting from acquisitions closed prior to June 30, 2001 was amortized on a straight-line basis over the period of expected benefit of 40 years. In June 2001, the Financial Accounting Standards Board issued SFAS No. 141 and SFAS No. 142, which was initially effective for acquisitions closed on or after June 30, 2001 and fully effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets, including those meeting new recognition criteria under the Statements, continue to be amortized over their estimated useful lives.

The Company fully adopted the new rules on accounting for goodwill and other intangible assets beginning on January 1, 2002. The Company tests goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In 2002, the Company performed the first of the required impairment tests of goodwill and indefinite-lived intangible assets based on the carrying values as of January 1, 2002 and September 30, 2002. Between September 30, 2002 and December 31, 2002, no events or changes in circumstances occurred that indicated the potential existence of goodwill or indefinite-lived intangible asset impairment. As a result of performing the tests for potential impairment, the Company determined that no impairment existed as of January 1, 2002 or December 31, 2002 and therefore, it was not necessary to write down any of its goodwill or indefinite-lived intangible assets. The Company will continue to perform the potential impairment test on an annual basis during the fourth quarter of its fiscal year.

Net income for the years ended December 31, 2000 and 2001, adjusted for the nonamortization provisions of SFAS No. 142, was $33,128 and $37,390, respectively. Basic shares outstanding were 23,301,358 and 27,069,685, respectively, for the years ended December 31, 2000 and 2001. Diluted shares outstanding were 23,994,994 and 27,675,639, respectively, for the years ended December 31, 2000 and 2001.

The Company acquired certain indefinite-lived intangible assets, long-term franchise agreements, contracts and non-competition agreements in connection with certain of its acquisitions. The amounts assigned to indefinite-lived intangible assets consist of the value of certain perpetual rights to provide solid waste collection and transportation services in specified territories. The estimated fair value of the acquired indefinite-lived intangible assets, long-term franchise agreements and contracts was determined by management based on the discounted net cash flows associated with the rights, agreements and contracts. The estimated fair value of the non-competition agreements reflects management's estimates based on the amount of revenue protected under such agreements. The amounts assigned to the franchise agreements, contracts, and non-competition agreements are being amortized on a straight-line basis over the expected term of the related agreements (ranging from 5 to 56 years). In accordance with the provisions of SFAS No. 142, indefinite-lived intangible assets resulting from acquisitions completed subsequent to June 30, 2001 are not amortized; however, they are required to be classified separately from goodwill.

Restricted Cash

Restricted cash held by trustees is included in other non-current assets and consists principally of funds held in trust for the construction of various facilities, and funds deposited in connection with landfill closure and post-closure obligations. Proceeds from these financing arrangements are directly deposited into trust funds, and the Company does not have the ability to utilize the funds in regular operating activities. Accordingly, these amounts are reported as an investing activity when the cash is released from the trust funds and as a financing activity when the industrial revenue bonds are repaid out of the Company's cash balances.



Asset Impairments

Long-lived assets consist primarily of property, plant and equipment, goodwill and other intangible assets. Property, plant, equipment and other intangible assets are carried on the Company's financial statements based on their cost less accumulated depreciation or amortization. The recoverability of these assets is tested whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Typical indicators that an asset may be impaired include:

- A significant decrease in the market price of an asset or asset group;
- A significant adverse change in the extent or manner in which an asset or asset group is being used or in its physical condition;
- A significant adverse change in legal factors or in the business climate that could affect the value of an asset or asset group, including an adverse action or assessment by a regulator;
- An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;
- Current period operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or
- A current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

If any of these or other indicators occur, the asset is reviewed to determine whether there has been an impairment. An impairment loss is recorded as the difference between the carrying amount and fair value of the asset. There are other considerations for impairments of landfills and goodwill, as described below.

Landfills—There are certain indicators listed above that require significant judgment and understanding of the waste industry when applied to landfill development or expansion projects. For example, a regulator may initially deny a landfill expansion permit application though the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace. Therefore, certain events could occur in the ordinary course of business and not necessarily be considered indicators of impairment due to the unique nature of the waste industry.

Goodwill—The Company assesses whether goodwill is impaired on an annual basis. If the Company determined the existence of goodwill impairment, the Company would measure that impairment based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances, such as those listed above, that would indicate that, more likely than not, the book value of goodwill has been impaired.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, trade receivables, restricted funds held in trust, trade payables, debt instruments and interest rate swaps. As of December 31, 2001 and 2002, the carrying values of cash, trade receivables, restricted funds held in trust, and trade payables are considered to be representative of their respective fair values. The carrying values of the Company's debt instruments, excluding the 2006 Convertible Subordinated Notes and 2022 Floating Rate Convertible Subordinated Notes, approximate their fair values as of December 31, 2001 and 2002, based on current incremental borrowing rates for similar types of borrowing arrangements. The Company's 2006 Convertible Subordinated Notes have a carrying value of $150,000 and had a fair value of approximately $163,320 at December 31, 2001 and $186,915 at December 31, 2002, based on the publicly quoted trading price of these notes. The Company's 2022 Floating Rate Convertible Subordinated Notes have a carrying value of $175,000 and had a fair value of approximately $181,475 at December 31, 2002, based on the publicly quoted trading price of these notes. The Company's interest rate swaps are recorded at their estimated fair values based on estimated cash flows calculated using interest rate yield curves as of December 31, 2001 and 2002.

Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities", which was amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities (an Amendment of FASB Statement 133)," (collectively "SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (Note 11) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The Company's objective for utilizing derivative instruments is to reduce its exposure to fluctuations in cash flows due to changes in the variable interest rates of certain borrowings issued under its credit facility. The Company's strategy to achieve that objective involves entering into interest rate swaps that are specifically designated to certain variable rate instruments under its credit facility and accounted for as cash flow hedges pursuant to SFAS 133.

The Company adopted SFAS 133 effective January 1, 2001. The Company has evaluated its derivative instruments, consisting solely of two interest rate swaps effective through December 2003, and believes these instruments qualify for hedge accounting pursuant to SFAS 133. Upon adoption of SFAS 133, the Company recorded the fair value of these interest rate swaps as an obligation of $3,600, net of taxes of $2,340, with an equal amount recorded as an unrealized loss in other comprehensive income. The adoption of SFAS 133 did not have a material effect on the Company's results of operations. Because the relevant terms of the interest rate swaps and the specific cash flows related to the debts they have been designated to hedge are virtually identical, there was no material ineffectiveness recognized in earnings. In addition, there are no components of the derivative instruments' gain or loss that have been excluded from the assessment of hedge effectiveness.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Stock-Based Compensation

As permitted under the provisions of SFAS No. 123, the Company has elected to account for stock-based compensation using the intrinsic value method prescribed by APB 25. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price or fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

The weighted average grant date fair values for options granted during 2000, 2001 and 2002 are as follows:

	2000	2001	2002
Exercise prices equal to market price of stock	$ 5.51	$ 10.32	$ 9.40
Exercise prices less than market price of stock	–	15.73	16.17

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2000, 2001 and 2002: risk-free interest rate of 5.8%, 4.5% and 3.5%, respectively; dividend yield of zero; volatility factor of the expected market price of the Company's common stock of 65%, 45% and 40%, respectively; and a weighted-average expected life of the option of 4 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table summarizes the Company's pro forma net income and pro forma basic net income per share for the years ended December 31, 2000, 2001 and 2002:

	YEAR ENDED DECEMBER 31,		
	2000	2001	2002
Net income, as reported	$ 28,189	$ 30,528	$ 55,466
Add: stock-based employee compensation expense included in reported net income, net of related tax effects	98	24	533
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(2,256)	(3,135)	(5,771)
Pro forma net income	$ 26,031	$ 27,417	$ 50,228
Earnings per share:			
Basic - as reported	$ 1.21	$ 1.13	$ 2.00
Basic - pro forma	1.12	1.01	1.81
Diluted - as reported	1.17	1.10	1.90
Diluted - pro forma	1.08	0.99	1.75

Per Share Information

Basic net income per share is computed using the weighted average number of common shares outstanding. Diluted net income per share is computed using the weighted average number of common and potential common shares outstanding. Potential common shares are excluded from the computation if their effect is anti-dilutive.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2000, 2001 and 2002 was $990, $1,160 and $1,403, respectively.

Insurance Liabilities

During 2002, the Company increased its scope of self-insurance, becoming primarily self-insured for automobile liability, general liability and workers' compensation claims. Previously, the Company was primarily self-insured only for automobile collision and employee group health claims. The Company's self-insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by the Company's management and by its third-party claims administrator. The self-insurance accruals are influenced by the Company's past claims experience factors, which have a limited history, and by published industry development factors. At December 31, 2001 and 2002, the Company's total accrual for self-insurance liabilities was $1,321 and $4,038, respectively.

Segment Information

The Company identifies its operating segments based on business activities, management responsibility and geographical location. The Company considers each of its four operating regions that report stand-alone financial information and have segment managers that report to the Company's chief operating decision maker to be an operating segment; however, all operating segments have been aggregated together and are reported as a single segment consisting of the collection, transfer, recycling and disposal of non-hazardous solid waste primarily in the Western, Midwestern and Southeastern United States.

Comprehensive Income

Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. The Company recorded in comprehensive income an unrealized pre-tax loss of $8,144 for the year ended December 31, 2001 and an unrealized pre-tax gain of $1,751 for the year ended December 31, 2002, resulting from changes in the fair value of interest rate swaps that qualify for cash flow hedge accounting (Note 11).

Reclassifications

Certain amounts reported in the Company's prior years' financial statements have been reclassified to conform with the 2002 presentation.

New Accounting Pronouncements (unaudited)

SFAS No. 143

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"), which outlines standards for accounting for obligations associated with the retirement of long-lived assets. SFAS No. 143 is effective beginning January 1, 2003 and will impact the accounting for landfill retirement obligations, which the Company has historically referred to as closure and post-closure obligations. The adoption of SFAS No. 143 will have no impact on the Company's cash requirements.

The Company believes the adoption of SFAS No. 143 will impact the calculation of landfill retirement obligations, and the classification of amounts recorded in the financial statements as follows:

1. Landfill closure and post-closure liabilities will continue to be calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure using an inflation rate of 3% and discounting the inflated total to its present value using an 8.5% discount rate. The 8.5% discount rate is higher than the 7.5% discount rate historically used because SFAS No. 143 requires the use of a credit-adjusted risk-free rate. The resulting closure and post-closure obligation will be recorded on the balance sheet as the landfill's total airspace is consumed. Discounting the obligation with a higher discount rate and recording the liability as airspace is consumed results in a decrease to the previously recorded closure and post-closure liabilities.
2. Final capping costs will be included in the calculation of closure and post-closure liabilities. Final capping costs will be estimated using current dollars, inflated to the expected date of the final capping expenditures, discounted to a net present value and recorded on the balance sheet as a component of closure and post-closure liabilities as landfill airspace is consumed.
3. Interest accretion will be reduced as a result of the decrease in the recorded closure and post-closure liabilities and will be reclassified from interest expense to cost of operations, thus causing a reduction in income from operations and in increase in net income. However there will be no change in operating cash flow.
4. Depletion on the closure and post-closure obligation recorded as a component of landfill site costs will generally be less during the early portion of a landfill's operating life and increase thereafter.

Upon adoption, SFAS No. 143 requires a cumulative change in accounting for landfill obligations retroactively to the date of the inception of the landfill. Inception of the asset retirement obligation is the date operations commenced or the date the asset was acquired. Upon adoption of SFAS No. 143 on January 1, 2003, the Company expects a cumulative effect of the change in accounting principle of $449 ($282, net of tax), a decrease in its closure and post-closure liability of $9,142 and a decrease in net landfill assets of $8,667.

SFAS No. 144

Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on the Company's financial statements and related disclosures.

SFAS No. 145

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Modifications to Reporting of Extinguishments of Debt and Accounting for Certain Capital Lease Modifications and Technical Corrections", effective for transactions occurring after May 15, 2002. SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items. SFAS No. 145 also requires that certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). The Company elected to adopt SFAS No. 145 early, which resulted in the reclassification from extraordinary items to other expenses of $305 of losses incurred during the year ended December 31, 2001 resulting from early extinguishments of debt.

SFAS No. 146

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", effective for transactions occurring after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The Company's adoption of SFAS No. 146 is not expected to have a material effect on its financial statements.

SFAS No. 148

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions of SFAS No. 148 and continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25").

FIN 45

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). It clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of the liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of FIN 45 are effective on a prospective basis to guarantees issued after December 31, 2002, and the Company will record the fair value of future material guarantees, if any.

FIN 46

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"). FIN 46 requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity's expected losses or residual benefits. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to existing variable interest entities beginning after June 15, 2003. The Company does not expect the adoption of FIN 46 to have a material impact on its financial statements because, as of December 31, 2002, the Company consolidates all of its less than 100% owned subsidiaries.

2. USE OF ESTIMATES AND ASSUMPTIONS

In preparing the Company's financial statements, several estimates and assumptions are made that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain of the information that is used in the preparation of the Company's financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is simply not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and the Company must exercise significant judgment. The most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty are related to the Company's accounting for landfills and asset impairments, as described below.

The discussion below details the Company's accounting policies for landfills through December 31, 2002. As of January 1, 2003, the Company's practice will change upon the Company's adoption of SFAS No. 143. See Note 1 for additional information.

Accounting for landfills. The Company utilizes the life cycle method of accounting for landfill costs and the units of consumption method to amortize landfill construction costs over the estimated remaining capacity of a landfill. Under this method the Company includes future estimated construction costs, as well as costs incurred to date, in the amortization base. Additionally, the Company includes deemed permitted expansion airspace, which has not been permitted, in the calculation of the total remaining capacity of the landfill.

This accounting method requires the Company to make estimates and assumptions, as described below. Any changes in the Company's estimates will impact the Company's income from operations prospectively from the date changes are made.

Landfill costs. The Company estimates the total cost to develop each landfill site to its final capacity. This includes certain projected landfill site costs that are uncertain because they are dependent on future events. The total cost to develop a site to its final capacity includes amounts previously expended and capitalized, net of accumulated airspace amortization, and projections of future purchase and development costs, landfill final capping costs, liner construction costs, operating construction costs, and capitalized interest costs.

Closure and post-closure costs. The costs for closure and post-closure obligations at landfills the Company owns or operates are generally estimated based on interpretations of current requirements and proposed or anticipated regulatory changes. The estimates for landfill closure and post-closure costs also consider when the costs would actually be paid and factor in inflation and discount rates. The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption less certain.

Available airspace. The Company's engineers determine the remaining capacity at landfills by estimating the available airspace. This is done by using surveys and other methods to calculate, based on height restrictions and other factors, how much airspace is left to fill and how much waste can be disposed of at a landfill before it has reached its final capacity.

Expansion airspace. The Company will also consider currently unpermitted airspace in the estimate of remaining capacity in certain circumstances.

It is possible that the Company's estimates or assumptions will ultimately turn out to be significantly different from actual results. In some cases the Company may be unsuccessful in obtaining an expansion permit or the Company may determine that an expansion permit that the Company previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or the belief that the Company will receive an expansion permit changes adversely in a significant manner, the costs of the landfill, including the costs incurred in the pursuit of the expansion, may be subject to impairment testing, as described below, and lower profitability may be experienced due to higher amortization rates, higher closure and post-closure rates, and higher expenses or asset impairments related to the removal of previously included expansion airspace.

Asset Impairments. Accounting standards require that assets be written down if they become impaired. If significant events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, a test of recoverability is performed by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If the carrying values are in excess of undiscounted expected future cash flows, impairment is

measured by comparing the fair value of the asset to its carrying value. Fair value is determined by an internally developed discounted projected cash flow analysis of the asset. Cash flow projections are sometimes based on a group of assets, rather than a single asset. If cash flows cannot be separately and independently identified for a single asset, the Company will determine whether an impairment has occurred for the group of assets for which the projected cash flows can be identified. If the fair value of an asset is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. Several impairment indicators are beyond the Company's control, and cannot be predicted with any certainty whether or not they will occur. Estimating future cash flows requires significant judgment and projections may vary from cash flows eventually realized. Also, there are other considerations for impairments of landfills and goodwill as discussed in Note 1.

Allowance for Doubtful Accounts. The Company estimates losses for uncollectible accounts based on the aging of the accounts receivable and the evaluation of the likelihood of success in collecting the receivable.

Acquisition Accounting. The Company estimates the fair value of assets and liabilities when allocating the purchase price of an acquisition.

Income Taxes. The Company assumes the deductibility of certain costs in its income tax filings and estimates the future recovery of deferred tax assets.

Contingent Liabilities. The Company estimates the amount of potential exposure it may have with respect to litigation, claims and assessments in accordance with SFAS No. 5, Accounting for Contingencies.

Self-Insurance Reserves. Through the use of actuarial calculations, the Company estimates the amounts required to settle asserted and unasserted insurance claims.

Actual results could differ materially from the estimates and assumptions that the Company uses in the preparation of its financial statements.

3. ACQUISITIONS

2001 and 2002 Acquisitions

During 2001, the Company acquired 18 non-hazardous solid waste businesses that were accounted for as purchases. Aggregate consideration, exclusive of debt and long-term liabilities assumed totaling $65,315, for the acquisitions consisted of $52,853 in cash, (net of cash acquired), $2,042 in notes payable to sellers and 337,905 shares of common stock and common stock warrants valued at $8,742.

During 2002, the Company acquired 17 non-hazardous solid waste businesses that were accounted for as purchases. Aggregate consideration, exclusive of debt and long-term liabilities assumed totaling $73,464, for the acquisitions consisted of $166,626 in cash (net of cash acquired), $2,217 in notes payable to sellers and common stock warrants valued at $577.

During 2001, the Company sold some of its Utah operations that were deemed to no longer be of strategic importance. The Company recognized a pre-tax loss of $4,879 from this sale.

The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from their respective acquisition dates.

The purchase prices have been allocated to the identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. The purchase price allocations are considered preliminary until the Company is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the "allocation period" for finalizing purchase price allocations generally does not exceed one year from the consummation of a business combination.

As of December 31, 2002, the Company had 16 acquisitions for which purchase price allocations were preliminary, mainly as a result of tax-related settlements. The Company believes the potential changes to its preliminary purchase price allocations will not have a material impact on its financial condition, results of operations or cash flows. A summary of the purchase price allocations for acquisitions consummated in 2001 and preliminary purchase price allocations for the acquisitions consummated in 2002 is as follows:

	2001 ACQUISITIONS	2002 ACQUISITIONS
Acquired assets:		
Accounts receivable	$ 7,322	$ 10,521
Prepaid expenses and other current assets	345	1,032
Property and equipment	64,039	95,285
Goodwill	71,258	137,218
Indefinite-lived intangible assets	8,695	6,529
Long-term franchise agreements and other	701	11,216
Non-competition agreements	375	764
Other assets	2,727	–
Deferred income taxes	9,494	–
Assumed liabilities:		
Deferred revenue	(3,184)	(5,182)
Accounts payable and accrued liabilities	(16,962)	(8,777)
Long-term liabilities assumed	(65,315)	(73,464)
Minority interests	(15,858)	–
Deferred income taxes	–	(5,722)
	$ 63,637	$ 169,420

Goodwill acquired in 2001 and 2002 totaling $12,244 and $103,644, respectively, is expected to be deductible for tax purposes.

In connection with certain acquisitions, the Company is required to pay contingent consideration to certain former shareholders of the respective companies, subject to the occurrence of specified events. As of December 31, 2002, the maximum potential contingent payments relating to these acquisitions total approximately $2,450 in cash and 51,746 shares placed in escrow. The potential cash payments consist of $2,000 which is triggered by the Company obtaining an expansion permit for a landfill acquired in 2002 and $450 related to the Company constructing and operating a transfer station that receives a certain minimum average daily volume of waste over a defined period. The Company has included in these financial statements the $2,000 contingent cash payment because it considers it probable that the expansion permit for the landfill acquired in 2002 will be obtained. The Company has not included in these financial statements the $450 potential contingent cash payment related to constructing and operating the required transfer station as it is too early in the contingency period to assess its probability. The shares placed into escrow were to be released to a former shareholder of an acquired company based upon the achievement of certain targeted earnings. Subsequent to December 31, 2002 it was determined that the targeted earnings underlying the contingent payment related to the shares held in escrow did not occur and thus the shares held in escrow were returned to the Company and reclassified as unissued shares.

The following unaudited pro forma results of operations assume that the Company's significant acquisitions occurring in 2001 and 2002, accounted for using the purchase method of accounting, were acquired as of January 1, 2001:

	YEAR ENDED DECEMBER 31,	
	2001	2002
Total revenue	$ 472,106	$ 534,843
Net income	29,458	56,636
Basic income per share	1.09	2.04
Diluted income per share	1.06	1.93

The unaudited pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the aquisitions occurred on January 1, 2001, nor are they necessarily indicative of future operationg results.

4. INTANGIBLE ASSETS

Intangible assets, exclusive of goodwill, consist of the following at December 31, 2002:

	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING AMOUNT	WEIGHTED-AVERAGE AMORTIZATION PERIOD IN YEARS
Amortizable intangible assets:				
Long-term franchise agreements and contracts	$ 14,552	$ (1,064)	$ 13,488	38.4
Non-competition agreements	3,622	(1,983)	1,639	5.0
Other, net	2,400	(740)	1,660	15.8
	20,574	(3,787)	16,787	
Nonamortized intangible assets:				
Indefinite-lived intangible assets	16,711	–	16,711	
Intangible assets, exclusive of goodwill	$ 37,285	$ (3,787)	$ 33,498	

Intangible assets, exclusive of goodwill, consist of the following at December 31, 2001:

	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING AMOUNT	WEIGHTED-AVERAGE AMORTIZATION PERIOD IN YEARS
Amortizable intangible assets:				
Long-term franchise agreements and contracts	$ 3,384	$ (758)	$ 2,626	11.1
Non-competition agreements	2,858	(1,410)	1,448	5.0
Other, net	2,229	(236)	1,993	16.5
	8,471	(2,404)	6,067	
Nonamortized intangible assets:				
Indefinite-lived intangible assets	10,181	–	10,181	
Intangible assets, exclusive of goodwill	$ 18,652	$ (2,404)	$ 16,248	

The amounts assigned to indefinite-lived intangible assets consist of the value of certain perpetual rights to provide solid waste collection and transportation services in specified territories. These indefinite-lived intangible assets were subject to amortization prior to the Company's adoption of SFAS No. 142.

Estimated future amortization expense for the next five years of amortizable intangible assets is as follows:

For the year ended December 31, 2003	$ 1,452
For the year ended December 31, 2004	1,311
For the year ended December 31, 2005	1,175
For the year ended December 31, 2006	987
For the year ended December 31, 2007	778

Total goodwill amortization expense for the years ended December 31, 2000 and 2001 was $7,857 and $9,581, respectively. Total amortization expense for intangible assets was $711, $870 and $1,351 for the years ended December 31, 2000, 2001 and 2002, respectively.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	DECEMBER 31,	
	2001	2002
Landfill site costs	$ 325,060	$ 412,226
Land, buildings and improvements	56,994	64,299
Rolling stock	73,121	102,756
Containers	42,257	57,365
Machinery and equipment	41,391	50,926
	538,823	687,572
Less accumulated depreciation and depletion	(73,017)	(109,532)
	$ 465,806	$ 578,040

The Company's landfill depletion expense for the years ended December 31, 2000, 2001 and 2002 was $5,853, $8,008 and $12,123, respectively.

6. OTHER ASSETS

Other assets consist of the following:

	DECEMBER 31,	
	2001	2002
Restricted cash	$ 8,108	$ 11,314
Loan fees	7,992	12,270
Other	2,668	1,578
	$ 18,768	$ 25,162

Restricted cash is included as part of other assets and consists of amounts on deposit with various banks that support the Company's financial assurance obligations for its landfill facilities' closure and post-closure costs and amounts outstanding under the Wasco bond (Note 8).

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	DECEMBER 31, 2001	DECEMBER 31, 2002
Income taxes	$ 1,421	$ 11,996
Payroll and payroll-related	4,009	7,137
Interest payable	3,392	4,201
Insurance claims and premiums	1,931	4,597
Acquisition-related	11,381	11,017
Unrealized loss on market value of interest rate swaps	–	3,996
Other	2,998	2,961
	$ 25,132	$ 45,905

At December 31, 2001, the unrealized loss on market value of interest rate swaps of $4,935 was recorded in other long-term liabilities. At December 31, 2002, the unrealized loss on market value of interest rate swaps has been recorded in current accrued liabilities as the interest rate swaps, to which the loss relates, expire in December 2003.

8. LONG-TERM DEBT

Long-term debt consists of the following:

	DECEMBER 31, 2001	DECEMBER 31, 2002
Credit Facility	$ 232,500	$ 216,000
2006 Convertible Subordinated Notes	150,000	150,000
2022 Floating Rate Convertible Subordinated Notes	–	175,000
2001 Wasco Bonds	13,600	13,600
Madera Bond	1,800	1,800
Cold Canyon and South County Bonds	–	7,145
Notes payable to sellers in connection with acquisitions, unsecured, bearing interest at 0% to 7.8%, principal and interest payments due periodically with due dates ranging from 2003 to 2012	4,070	5,357
Notes payable to third parties, secured by substantially all assets of certain subsidiaries of the Company, bearing interest at 0% to 11.0%, principal and interest payments due periodically with due dates ranging from 2003 to 2010	19,506	13,225
	421,476	582,127
Less–current portion	(5,305)	(3,646)
	$ 416,171	$ 578,481

Credit Facility

In 2000, the Company entered into a new revolving credit facility with a syndicate of banks for which Fleet Boston Financial Corporation acts as agent (the "Credit Facility"). The maximum amount available under the Credit Facility is $435,000 (including $40,000 in stand-by letters of credit, of which $1,889 and $23,638 were issued as of December 31, 2001 and 2002, respectively) and the borrowings bear interest at various variable rates based on a spread over LIBOR (approximately 4.3% and 3.7% as of December 31, 2001 and 2002, respectively) or the

applicable Base Rate (5.5% and 5.0% as of December 31, 2001 and 2002, respectively) at the Company's option. The Credit Facility requires the Company to pay a commitment fee ranging from 0.25% to 0.50% of the unused portion of the Credit Facility. The Credit Facility requires monthly interest payments and matures in May 2005. Borrowings under the Credit Facility are secured by virtually all of the Company's assets. The Credit Facility places certain business, financial and operating restrictions on the Company relating to, among other things, the incurrence of additional indebtedness, investments, acquisitions, asset sales, mergers, dividends, distributions and repurchases and redemption of capital stock. The Credit Facility also requires that specified financial ratios and balances be maintained. As of December 31, 2002, the Company was in compliance with these covenants.

5.5% Convertible Subordinated Notes Due 2006

In April 2001, the Company issued 5.5% Convertible Subordinated Notes due April 2006 (the "2006 Convertible Subordinated Notes") with an aggregate principal amount of $150,000 in a Rule 144A offering. The 2006 Convertible Subordinated Notes are unsecured, rank junior to existing and future Senior Indebtedness, as defined in the indenture governing the notes, and are convertible at any time at the option of the holder into common stock at a conversion price of $38.03 per share. The proceeds from the sale of the 2006 Convertible Subordinated Notes were used to repay a portion of the outstanding indebtedness and related costs under the Credit Facility.

Floating Rate Convertible Subordinated Notes due 2022

In April 2002, Waste Connections issued Floating Rate Convertible Subordinated Notes due 2022 (the "2022 Floating Rate Convertible Subordinated Notes") with an aggregate principal amount of $175,000 in a Rule 144A offering. The 2022 Floating Rate Convertible Subordinated Notes are unsecured and rank pari passu with the Company's 2006 Convertible Subordinated Notes and junior to all other existing and future senior indebtedness, as defined in the indenture governing the 2022 Floating Rate Convertible Subordinated Notes. The 2022 Floating Rate Convertible Subordinated Notes bear interest at the 3-month LIBOR rate plus 50 basis points, payable quarterly.

The holders may surrender notes for conversion into common stock at a conversion price of $48.39 per share on or after August 1, 2002, but prior to the maturity date, only if any of the following conditions are satisfied: (a) the closing sale price per share of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the calendar quarter in which the conversion occurs is more than 110% of the conversion price per share on that thirtieth trading day; (b) during such period, if any, that the credit ratings assigned to the 2022 Floating Rate Convertible Subordinated Notes by Moody's Investors Service, Inc. and Standard & Poor's Rating Group (the "Rating Agencies") are reduced below B3 or B-, respectively; (c) if neither Rating Agency is rating the 2022 Floating Rate Convertible Subordinated Notes; (d) during the five business day period after any nine consecutive trading day period in which the trading price of the 2022 Floating Rate Convertible Subordinated Notes (per $1 principal amount) for each day of such period is less than 95% of the product of the closing sale price of the Company's common stock multiplied by the number of shares issuable upon conversion of $1 principal amount of the 2022 Floating Rate Convertible Subordinated Notes; (e) upon the occurrence of specified corporate transactions; or (f) if the 2022 Floating Rate Convertible Subordinated Notes have been called for redemption and the redemption has not yet occurred.

The Company may redeem all or a portion of the 2022 Floating Rate Convertible Subordinated Notes for cash at any time on or after May 7, 2006. Holders of the 2022 Floating Rate Convertible Subordinated Notes may require the Company to purchase their notes at a price of $1 per note in cash plus accrued interest, if any, upon a change in control of the Company, as defined in the indenture, or on any of the following dates: May 1, 2009, May 1, 2012 and May 1, 2017.

The proceeds from the sale of the 2022 Floating Rate Convertible Subordinated Notes were used to repay a portion of the outstanding indebtedness and related costs under the Company's credit facility and for general corporate purposes, including payment for an acquisition.

Wasco Bond

In December 1999, the Company completed a $13,600 tax-exempt bond financing for its Wasco subsidiary (the "Wasco Bond"). These funds were used for the acquisition, construction, furnishing, equipping and improving of a landfill located in Wasco County, Oregon (the "Landfill Project"). In March 2001, the Company refinanced the Wasco Bond by completing $13,600 of tax-exempt revenue bond financing through the issuance of three bonds (the

"2001 Wasco Bonds"). The Company incurred debt extinguishment costs of $144, net of tax, related to this refinancing. The 2001 Wasco Bonds consist of $1,040 of 6.5% term bonds due March 1, 2004, $4,085 of 7.0% term bonds due March 1, 2012 and $8,475 of 7.25% term bonds due March 1, 2021. On an annual basis, the Company is required to remit sinking fund payments to a restricted cash account held by a trustee. The sinking fund requirement in 2002 was $325. The total future sinking fund requirements are as follows: $345 in 2003, $370 in 2004, $395 in 2005, $425 in 2006, $455 in 2007 and $11,285 thereafter. These sinking fund payments are classified as restricted cash and included in other assets in the accompanying consolidated balance sheet. At December 31, 2002, approximately $1,061 of the funds from the bond offering are held by a trustee and can be used by the Company to finance capital expenditures on the Landfill Project. These unused funds are classified as restricted cash and included in other assets in the accompanying consolidated balance sheet.

Madera Bond

In June 1998, the Company completed a $1,800 tax-exempt bond financing for its Madera subsidiary (the "Madera Bond"). These funds were used for specified capital expenditures and improvements, including installation of a landfill gas recovery system. The bonds mature on May 1, 2016 and bear interest at variable rates based on market conditions for California tax-exempt bonds (approximately 1.1% and 1.8% at December 31, 2001 and 2002, respectively). The bonds are backed by a letter of credit issued by Fleet Boston Financial Corporation under the Credit Facility for $1,829.

Cold Canyon and South County Bonds

In July 1998 and May 1999, Cold Canyon Landfill, Inc. and South County Sanitary Service, Inc., wholly-owned subsidiaries of the Company acquired in 2002, received a total of $9,490 from the issuance of tax-exempt bond financing (the "Cold Canyon and South County Bonds") through the California Pollution Control Financing Authority. These funds were used for specified capital expenditures and improvements. The outstanding balance of the Cold Canyon and South County Bonds was $7,145 at December 31, 2002 with scheduled principal maturities of $1,300 in May 2006 and $5,845 in July 2008. The Cold Canyon and South County Bonds bear interest at variable rates based on market conditions for California tax-exempt bonds (approximately 1.8% at December 31, 2002) and are backed by a letter of credit issued by Fleet Boston Financial Corporation under the Credit Facility for $7,246.

Interest Rate Swaps

In December 1999, the Company entered into an interest rate swap with Fleet Boston Financial Corporation. Under the swap agreement, which was effective through December 2001, the interest rate on a $125,000 LIBOR-based note under the Credit Facility was effectively fixed with an interest rate of 6.1% plus applicable margin. This rate remained at 6.1% if LIBOR was less than 7.0%. If LIBOR exceeded 7.0%, the interest rate under the swap agreement would increase one basis point for every LIBOR basis point above 7.0%.

In May 2000, the Company entered into another interest rate swap with Union Bank of California. Under the swap agreement, which was effective through December 2003, the interest rate on a separate $125,000 LIBOR-based note under the Credit Facility was effectively fixed with an interest rate of 7.0% plus applicable margin.

In December 2000, the Company restructured both of the two aforementioned interest rate swap agreements, extending their maturity through December 2003 and removing the embedded option features of the agreements. As of December 31, 2000, the Fleet Boston swap had a notional amount of $125,000 at a fixed rate of 6.17% plus applicable margin and the Union Bank of California swap had a notional amount of $125,000 at a fixed rate of 7.01% plus applicable margin. In March 2001, $110,000 of the notional amount under the Union Bank of California swap was terminated because the Company used the proceeds from its Convertible Subordinated Notes offering to repay $110,000 of the LIBOR note the cash flows of which this swap was designated to hedge. The Company made a cash payment of $6,337 to terminate the swap prior to its due date.

As of December 31, 2002, aggregate contractual future principal payments by calendar year on long-term debt are due as follows:

2003	$ 3,646
2004	4,474
2005	218,715
2006	153,041
2007	1,669
Thereafter	200,582
	$ 582,127

9. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Leases

The Company leases its facilities and certain equipment under non-cancelable operating leases for periods ranging from one to ten years. The Company's total rent expense under operating leases during the years ended December 31, 2000, 2001 and 2002 was $2,188, $2,699 and $4,493, respectively.

As of December 31, 2002, future minimum lease payments under these leases, by calendar year, are as follows:

2003	$ 3,407
2004	3,038
2005	2,711
2006	2,147
2007	1,799
Thereafter	11,365
	$ 24,467

Financial Surety Bonds

The Company uses financial surety bonds for a variety of corporate guarantees. The two largest uses of financial surety bonds are for municipal contract performance guarantees and landfill closure and post-closure financial assurance required under certain environmental regulations. As a result of recent changes in the insurance industry, the Company has experienced less availability of surety bonds for landfill closure and post-closure requirements. The Company has generally not experienced significant difficulty in obtaining surety bonds for performance under its municipal collection contracts or landfill operating agreements. Environmental regulations require demonstrated financial assurance to meet closure and post-closure requirements for landfills. In addition to surety bonds, these requirements may also be met through alternative financial assurance instruments, including insurance, letters of credit and restricted cash deposits.

The Company's current surety bond underwriters have provided it with non-binding commitments to issue up to $90,000 of bonds, consisting of $50,000 of bonds for landfill closure and post-closure requirements and $40,000 of bonds for performance under collection contracts and landfill operating agreements. These non-binding commitments do not have a stated expiration date; however, individual bonds issued typically have a term of one



year. At December 31, 2002, the Company had provided customers and various regulatory authorities with surety bonds in the aggregate amount of approximately $36,300 to secure its landfill closure and post-closure requirements and $27,800 to secure performance under collection contracts and landfill operating agreements.

Unconditional Purchase Obligation

The Company has an unconditional obligation to purchase diesel fuel under a 12 month agreement expiring on December 31, 2003. The total minimum amount of diesel fuel to be purchased under the agreement is $7,802.

CONTINGENCIES

Environmental Risks

The Company is subject to liability for any environmental damage that its solid waste facilities may cause to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As of December 31, 2002, the Company is not aware of any significant environmental liabilities.

Legal Proceedings

In the normal course of its business and as a result of the extensive governmental regulation of the solid waste industry, the Company is subject to various judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit held by the Company. From time to time the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of landfills and transfer stations, or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates.

In January 2002, the Oklahoma Department of Environmental Quality Land Protection Division (the "Department") issued an order to the Company requiring it to cease accepting more than 200 tons per day of out-of-state waste at its Red Carpet Landfill in Oklahoma due to its alleged failure to obtain the Department's prior approval of a disposal plan for that waste. At that time, the Department assessed the Company a fine of $220 for past violations related to accepting more than 200 tons per day of out-of-state waste prior to obtaining the Department's approval of a disposal plan. While seeking the Department's approval of a disposal plan, the Company continued to accept more than 200 tons a day of out-of-state waste because it believed, based on the advice of legal counsel, that the Department did not have the legal right to require the Company to obtain its approval of a disposal plan prior to accepting more than 200 tons per day of out-of-state waste. In June 2002, the Department issued an amended order approving the Company's disposal plan subject to conditions and increasing the fine assessed against the Company to $2,160 because the Company continued to accept more than 200 tons per day of out of state waste prior to obtaining the Department's approval of the Company's plan. The Company objected to some of the conditions imposed in the order and initiated litigation against the Department challenging this order. Based on the Company's consideration of the facts surrounding the order and the advice of its legal counsel, in the event the matter is not settled and litigation proceeds, the Company believes that it will prevail. Therefore, the Company believes that any payment resulting from the order will not materially affect its cash flows, financial condition or results of operations.

In addition, the Company is a party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of the waste management business. However, as of December 31, 2002 there is no current proceeding or litigation involving the Company that the Company believes will have a material adverse impact on its business, financial condition, results of operations or cash flows.

Employees

Approximately 238 of the Company's drivers and mechanics are represented by the Teamsters Union in various

locations. These employees are subject to labor agreements that are subject to renegotiation periodically. In October 2002, approximately 55 employees who are represented by the Teamsters Union commenced a strike at the Company's facilities in Pierce County, Washington. The Company continued to operate these facilities with a combination of existing employees and strike replacements. The employees have filed a petition to de-certify the union. In connection with this labor dispute, the Company incurred costs of approximately $1,389 in the fourth quarter of 2002 relating to travel and costs for management assistance, replacement workers, security, legal expenses and other expenses.

The Company is not aware of any other organizational efforts among its employees and believes that its relations with its employees are good. Approximately 94 of the Company's drivers and mechanics at its Vancouver, WA facilities are represented by the Teamsters Union. On January 31, 2003, the labor agreement with these employees expired and the employees have continued to work under the terms of the expired labor agreement. The Company is currently negotiating a new labor agreement with these employees.

Guarantees

The Company has guaranteed the tax-exempt bonds for its Wasco subsidiary. If this subsidiary fails to meet its obligations associated with tax-exempt bonds as they come due, the Company will be required to perform under the related guarantee agreement. No additional liability has been recorded for these guarantees because the underlying obligations are reflected in the Company's consolidated balance sheets. See Note 8 for information on the Wasco tax-exempt bond balances and maturities.

10. STOCKHOLDERS' EQUITY

Common Stock

Of the 21,953,465 shares of common stock authorized but unissued as of December 31, 2002, the following shares were reserved for issuance:

Stock option plans	7,147,878
2006 Convertible Subordinated Notes	3,944,775
2022 Floating Rate Convertible Subordinated Notes	3,616,445
Stock purchase warrants	149,372
Restricted stock plan	95,000
Shares held in escrow	51,746
	15,005,216

Restricted Stock

During 2002, the Company's Board of Directors adopted a restricted stock plan in which selected employees, other than officers and directors, may participate (the "Restricted Stock Plan"). Restricted stock awards under the Restricted Stock Plan may or may not require a cash payment from a participant to whom an award is made and become free of the stated restrictions over periods determined at the date of the grant, subject to continuing employment, the achievement of particular performance goals and/or the satisfaction of certain vesting provisions applicable to each award of shares. The Board of Directors currently administers the 2002 Restricted Stock Plan. The Board of Directors authorizes the grant of any stock awards and determines the employees to whom shares are awarded, number of shares to be awarded, award period and other terms and conditions of the awards. Shares of restricted stock may be forfeited and revert to the Company if a plan participant resigns from Waste Connections and its subsidiaries, is terminated for cause or violates the terms of any noncompetition or nonsolicitation agreements to which that plan participant is bound (if such plan participant has been terminated without cause). A total of 95,000 shares were reserved for issuance under the Restricted Stock Plan. During the year ended December 31, 2002, the Company issued 23,003 shares of restricted stock, with a grant-date fair value of $35.28 per share, to selected employees. The total fair value of the issued restricted stock was $812 and is being amortized to expense over the three-year restriction period.

Stock Options

In 1997, the Company's Board of Directors adopted a stock option plan in which all officers, employees, directors and consultants may participate (the "1997 Option Plan"). Options granted under the 1997 Option Plan may either be incentive stock options or nonqualified stock options, generally have a term of 10 years from the date of grant, and will vest over periods determined at the date of grant. The exercise prices of the options are determined by the Company's Board of Directors and will be at least 100% or 110% of the fair market value of the Company's common stock on the date of grant as provided for in the Option Plan.

The 1997 Option Plan provides for the reservation of common stock for issuance thereunder equal to 3,500,000 shares. The amount of common stock reserved for issuance under the 1997 Option Plan is decreased for options exercised and increased for previously granted options that have been forfeited or cancelled. As of December 31, 2002, options for 44,351 shares of common stock were available for future grants under the 1997 Option Plan.

In 2002, the Company's Board of Directors authorized two additional equity-based compensation plans: the 2002 Stock Option Plan and 2002 Senior Management Equity Incentive Plan. A total of 2,500,000 shares of the Company's common stock were reserved for future issuance under the 2002 Stock Option Plan. Participation in the 2002 Stock Option Plan is limited to consultants and employees, other than officers and directors. Options granted under the 2002 Stock Option Plan are nonqualified stock options and have a term of no longer than ten years from the date they are granted. Options generally become exercisable in installments pursuant to a vesting schedule set forth in each option agreement. The Board of Directors authorizes the granting of options and determines the employees and consultants to whom options are to be granted, the number of shares subject to each option, the exercise price, option term, vesting schedule and other terms and conditions of the options. A total of 3,000,000 shares of the Company's common stock were reserved for future issuance under the 2002 Senior Management Equity Incentive Plan. The Company's stockholders approved the 2002 Senior Management Equity Incentive Plan on May 16, 2002. Participation in the 2002 Senior Management Equity Incentive Plan is limited to officers and directors of the Company. Options granted under the 2002 Senior Management Equity Incentive Plan may be either incentive stock options or non-qualified stock options. As of December 31, 2002, options for 1,759,900 and 2,640,000 shares of common stock were available for future grants under the 2002 Stock Option Plan and 2002 Senior Management Equity Incentive Plan, respectively.

As of December 31, 2000, 2001 and 2002, a total of 681,560, 521,396 and 690,577 options to purchase common stock were exercisable under all stock option plans, respectively.

A summary of the Company's stock option activity and related information for the years ended December 31, 2000, 2001 and 2002 is presented below:

	NUMBER OF SHARES (OPTIONS)	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding as of December 31, 1999	1,744,145	$ 12.57
Granted	221,500	14.01
Forfeited	(135,032)	18.65
Exercised	(366,362)	6.82
Outstanding as of December 31, 2000	1,464,251	13.65
Granted	1,050,050	25.26
Forfeited	(55,597)	20.58
Exercised	(556,835)	13.33
Outstanding as of December 31, 2001	1,901,869	20.00
Granted	1,530,589	25.91
Forfeited	(112,161)	26.09
Exercised	(616,670)	17.12
Outstanding as of December 31, 2002	2,703,627	23.79

The following table summarizes information about stock options outstanding as of December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
EXERCISE RANGE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
$3.50 to 5.00	5,489	$ 4.18	8.1	500	$ 5.00
$10.25 to 12.38	298,833	11.14	6.5	259,334	11.25
$15.75 to 23.00	164,598	19.62	7.4	152,499	19.59
$23.87 to 35.62	2,209,457	25.72	8.8	278,244	25.52
$36.21 to 37.75	25,250	37.10	9.8	–	–
	2,703,627	23.79	8.5	690,577	18.84

Stock Purchase Warrants

In 2002, the Company's Board of Directors authorized the Consultant Incentive Plan, under which warrants to purchase the Company's common stock may be issued to certain consultants to the Company. Warrants awarded under the Consultant Incentive Plan generally become exercisable in installments pursuant to a vesting schedule set forth in each warrant agreement. The Board of Directors authorizes the issuance of warrants and determines the consultants to whom warrants are to be issued, the number of shares subject to each warrant, the purchase price, exercise date and period, warrant term and other terms and conditions of the warrants. The Board reserved 500,000 shares of the Company's common stock for future issuance under the Consultant Incentive Plan. The Company issued 700 warrants under the 2002 Consultant Incentive Plan during the year ended December 31, 2002.

The following table summarizes information about warrants outstanding as of December 31, 2001 and 2002:

	ISSUE DATE	WARRANTS ISSUED	EXERCISE RANGE	FAIR VALUE OF WARRANTS	OUTSTANDING AT DECEMBER 31, 2001	OUTSTANDING AT DECEMBER 31, 2002
Warrants issued in connection with an acquisition	February 1998	200,000	$ 4.00	$ 954	73,333	73,333
Warrants issued to third party acquisition consultants	Throughout 2000	40,438	10.88 to 27.88	183	5,771	–
Warrants issued to third party acquisition consultants	Throughout 2001	11,499	28.28 to 33.45	104	11,499	11,429
Warrants issued to third party acquisition consultants	Throughout 2002	64,610	26.75 to 37.00	577	–	64,610
					90,603	149,372

The warrants are exercisable when granted and expire between 2003 and 2008.

Warrants issued to third-party acquisition consultants are valued using the Black-Scholes pricing model with assumed stock price volatility and risk-free interest rates similar to those used for stock options, and with an expected life of 2 years. These warrants are recorded as an element of the related cost of acquisitions.

11. COMPREHENSIVE INCOME

The components of other comprehensive income and related tax effects for the years ended December 31, 2001 and 2002 are as follows:

	YEAR ENDED DECEMBER 31, 2001		
	GROSS	TAX EFFECT	NET OF TAX
Cumulative effect of accounting change	$ (5,940)	$ (2,340)	$ (3,600)
Amounts reclassified into earnings	9,648	3,801	5,847
Changes in fair value of interest rate swaps	(11,852)	(4,670)	(7,182)
	$ (8,144)	$ (3,209)	$ (4,935)

	YEAR ENDED DECEMBER 31, 2002		
	GROSS	TAX EFFECT	NET OF TAX
Amounts reclassified into earnings	$ 6,404	$ 2,402	$ 4,002
Changes in fair value of interest rate swaps	(4,653)	(1,590)	(3,063)
	$ 1,751	$ 812	$ 939

In March 2001, the Company determined that the debt, the specific cash flows of which an interest rate swap was designated to hedge, would be repaid prior to its due date as a result of the convertible subordinated debt offering (Note 8); therefore, it was probable that the future variable interest payments under the related debt (the hedged transactions) would not occur and accordingly, unrealized losses of $6,337 in other comprehensive income related to the swap were reclassified to earnings. The interest rate swap was terminated for a cash payment equal to its then fair value of $(6,337).

The estimated net amount of the existing losses as of December 31, 2002 (based on the interest rate yield curve at that date) included in accumulated other comprehensive income expected to be reclassified into earnings as payments are made under the terms of the interest rate swap agreements within the next 12 months is approximately $6,400. The timing of actual amounts reclassified into earnings is dependent on future movements in interest rates.

12. INCOME TAXES

The provision for income taxes for the years ended December 31, 2000, 2001 and 2002 consists of the following:

	YEAR ENDED DECEMBER 31,		
	2000	2001	2002
Current:			
Federal	$ 15,971	$ 6,792	$ 21,151
State	2,055	578	1,830
Deferred:			
Federal	607	12,388	9,293
State	677	54	839
	$ 19,310	$ 19,812	$ 33,113

Significant components of deferred income tax assets and liabilities are as follows as of December 31, 2001 and 2002:

	2001	2002
Deferred income tax assets:		
Accounts receivable reserves	$ 821	$ 951
Accrued expenses	502	934
State taxes	93	102
Other	10	837
Total deferred income tax assets:	1,426	2,824
Deferred income tax liabilities:		
Net asset basis difference in non-taxable acquisitions	(54,907)	(59,454)
Amortization	(5,965)	(9,393)
Depreciation	(16,976)	(26,336)
Other liabilities	–	(33)
Prepaid expenses	(2,267)	(2,151)
Total deferred income tax liabilities	(80,115)	(97,367)
Net deferred income tax liability	$ (78,689)	$ (94,543)

A reduction in the Company's effective state tax rate in 2001 resulted in its deferred tax liabilities decreasing by $1,672 during the year ended December 31, 2001.

During the years ended December 31, 2001 and 2002, the Company recognized a tax benefit of $3,802 and $3,572, respectively, as a result of the exercise of non-qualified stock options and the disqualifying disposition of incentive stock options.

The differences between the Company's provision for income taxes as presented in the accompanying statements of operations and benefit for income taxes computed at the federal statutory rate consist of the items shown in the following table as a percentage of pre-tax income:

	YEAR ENDED DECEMBER 31,		
	2000	2001	2002
Income tax provision at the statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.7	2.0	2.2
Goodwill amortization	1.5	1.5	–
Stock compensation expense	0.1	–	–
Other	0.3	0.9	0.2
	40.6%	39.4%	37.4%

13. NET INCOME PER SHARE INFORMATION

The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted net income per share for the years ended December 31, 2000, 2001 and 2002:

	YEAR ENDED DECEMBER 31,		
	2000	2001	2002
Numerator:			
Net income for basic earnings per share	$ 28,189	$ 30,528	$ 55,466
Interest expense on 2006 Convertible Subordinated Notes, net of tax effects	–	–	5,852
Net income for diluted earnings per share	$ 28,189	$ 30,528	$ 61,318
Denominator:			
Basic shares outstanding	23,301,358	27,069,685	27,750,642
Dilutive effect of 2006 Convertible Subordinated Notes	–	–	3,944,775
Dilutive effect of stock options and warrants	693,636	605,954	628,954
Dilutive effect of restricted stock	–	–	1,253
Diluted shares outstanding	23,994,994	27,675,639	32,325,624

The Company's 2006 Convertible Subordinated Notes are convertible at any time at the option of the holders into a total of 3,944,775 shares of common stock. These shares have not been included in the computation of diluted net income per share for the year ended December 31, 2001 because to have done so would have been antidilutive. The Company's 2022 Floating Rate Convertible Subordinated Notes are convertible into 3,616,445 shares of common stock in accordance with the provisions listed in Note 8 to these financial statements. These shares have not been included in the computation of diluted net income per share for the year ended December 31, 2002 because none of the provisions that would result in conversion of the notes into common stock occurred during 2002. Additionally, as of December 31, 2001 and 2002, the Company had the following stock options and warrants that have not been included in the computation of diluted net income per share because to do so would have been antidilutive:

	DECEMBER 31, 2001		DECEMBER 31, 2002	
	NUMBER OF SHARES	EXERCISE PRICE RANGE	NUMBER OF SHARES	EXERCISE PRICE RANGE
Outstanding options	21,500	$30.74 to $33.37	122,250	$33.06 to $37.75
Outstanding warrants	11,134	$30.40 to $33.45	24,650	$33.30 to $37.00
	32,634		146,900	

14. EMPLOYEE BENEFIT PLANS

WCI has a voluntary savings and investment plan (the "WCI 401(k) Plan"). The WCI 401(k) Plan is available to all eligible, non-union employees of WCI. Under the WCI 401(k) Plan, WCI's contributions are 40% of the first 5% of the employee's contributions. The Murrey Companies have a voluntary savings and investment plan (the "Murrey 401(k) Plan"). The Murrey 401(k) Plan is available to all eligible, non-union employees of the Murrey Companies. Under the Murrey 401(k) Plan, the Murrey Companies' contributions are at the discretion of management. During the years ended December 31, 2000, 2001 and 2002, the total 401(k) plan expense for the WCI and Murrey 401(k) plans was approximately $890, $1,132 and $1,477, respectively.

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes the unaudited consolidated quarterly results of operations as reported for 2001 and 2002:

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Revenues:				
2001 as reported	$ 85,114	$ 93,967	$ 97,681	$ 100,771
Gross profit:				
2001 as reported	38,097	42,103	42,861	44,127
Net income:				
2001 as reported	4,712	6,398	10,236	9,183
Basic income per common share:				
2001 as reported	0.17	0.24	0.38	0.34
Diluted income per common share:				
2001 as reported	0.17	0.23	0.37	0.33
Revenues:				
2002 as reported	105,742	128,091	133,487	131,341
Gross profit:				
2002 as reported	46,563	56,069	58,339	56,359
Net income:				
2002 as reported	12,171	14,342	15,193	13,760
Basic income per common share:				
2002 as reported	0.44	0.52	0.55	0.49
Diluted income per common share:				
2002 as reported	0.43	0.49	0.51	0.47

In December 2001, the Company recorded a fourth quarter charge of approximately $1,700 reflecting the write-off of incorrectly billed receivables in New Mexico, the write-off of the balance of long-term receivables that the Company settled with two customers in bankruptcy proceedings and the settlement of outstanding disputes with three former owners.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Waste Connections, Inc.

We have audited the accompanying consolidated balance sheets of Waste Connections, Inc. as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Waste Connections, Inc. at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

Ernst & Young LLP

Sacramento, California
February 14, 2003

CORPORATE INFORMATION

Board of Directors & Executive Officers

Ronald J. Mittelstaedt, *Director*
Chairman, President and Chief Executive Officer

Steven F. Bouck
Executive Vice President and Chief Financial Officer

Darrell W. Chambliss
Executive Vice President - Operations

Robert D. Evans
Executive Vice President - General Counsel, Secretary

Ken A. Rose
Senior Vice President - Administration

Michael R. Foos
Vice President - Finance and Chief Accounting Officer

Eric J. Moser
Vice President - Corporate Controller

David M. Hall
Vice President - Business Development

James M. Little
Vice President - Engineering Services

Jerri L. Hunt
Vice President - Human Resources

Eric O. Hansen
Vice President - Information Technology

Eugene V. Dupreau, *Director*
Western Regional Vice President

Michael W. Harlan, *Director*
Senior Vice President and Chief Financial Officer - U.S. Concrete, Inc. - A consolidator of the redi-mix and building materials industry.

William J. Razzouk, *Director*
Principal - WJR Advisors and WJR Ventures - Management consulting and investment firms

Robert H. Davis, *Director*
President and CEO - GreenMan Technologies, Inc. - A tire-shredding and recycling company.

Region Officers

Western Region
Eugene V. Dupreau — *Regional Vice President*
Barry Peck — *Regional Controller*

Pacific Northwest Region
Eric Merrill — *Regional Vice President*
Brent Ditton — *Regional Controller*

Central Region
Phil Rivard — *Regional Vice President*
Randy Baham — *Regional Controller*

Eastern Region
Rob Nielsen — *Regional Vice President*
Blake Rhodes — *Regional Controller*

Stock Exchange

Waste Connections, Inc. is traded on the New York Stock Exchange under the ticker symbol WCN.

Company Offices

35 Iron Point Circle
Suite 200
Folsom, CA 95630
Telephone: (916) 608-8200
Fax: (916) 351-0249
e-mail: www.wcnx.org

Annual Meeting

Shareholders are invited to attend Waste Connections annual meeting on May 23, 2003 at 10:00 a.m. at the Marriott Rancho Cordova, 11211 Point East Drive, Rancho Cordova, CA 95742.

Transfer Agent & Registrar

EquiServe, LP
150 Royall Street
Canton, MA 02021
(877) 282-1168
e-mail: www.equiserve.com

Independent Auditors

Ernst & Young LLP
555 Capitol Mall
Suite 650
Sacramento, CA 95814

Legal Counsel

Shartsis, Friese & Ginsburg LLP
One Maritime Plaza
Eighteenth Floor
San Francisco, CA 94111

Shareholder Information

Rose Allen
Telephone: (916) 608-8225
Fax: (916) 608-8291
e-mail: rosea@wcnx.org

A copy of the Company's annual report on Form 10K is available to shareholders without charge by contacting the Company's investor relations department.



WASTE CONNECTIONS, INC.

35 Iron Point Circle Folsom, CA 95630 Telephone: (916) 608-8200 Fax: (916) 351-0249
e-mail: www.wcnx.org